SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 10-SB A1

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________


LARGO VISTA GROUP, LTD.
(Exact name of Registrant as specified in its Charter)

Nevada                                   76-0434-540
(State of Incorporation)           (IRS Employer ID No.)

4570 Campus Drive, Newport Beach, California 92660
(Address of principal executive offices)

(949) 252-2180
(Registrant's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:
211,582,554 Common shares

Securities registered pursuant to Section 12(b) of the Act:  None


Title of Each Class                     Name of Each Exchange
to be Registered                        on which registered
Common Stock, $0.001 par value               - OTC Bulletin Board

Item 1.   DESCRIPTION OF BUSINESS

INTRODUCTION

1. Largo Vista Group, Ltd., a Nevada corporation ("Largo Vista,"), operates through its wholly owned subsidiary, Everlasting International Ltd. ("Everlasting"), a Nevada corporation. Everlasting operates and owns a 66.67% interest in a joint venture company in China, operated under the name "Kunming Xinmao Petrochemical Industry Co. Ltd." ("Xinmao or the Company"). Xinmao is principally engaged in the business of purchasing and reselling liquid petroleum gas ("LPG") in the retail and wholesale markets to both residential and commercial consumers in Yunnan Province of South China. Xinmao operates a storage depot and has office headquarters in the City of Kunming. All of the Company's property and equipment is located in China.

Largo Vista was originally incorporated on January 16, 1987 in Nevada under the name, "The George Group". On January 9, 1989, The George Group acquired Waste Service Technologies, Inc. ("WST"), an Oregon corporation. On the same day The George Group filed a name change in Nevada and changed its name to WST. WST's plan of business was to become an environmental service company. It listed its stock and began trading on OTC Bulletin Board.

On April 15, 1994, WST acquired Largo Vista, Inc., a California corporation, and on the same day filed a name change in Nevada to change WST's name to Largo Vista Group, Ltd. At the time of acquisition Largo Vista filed a change of name with the OTC Bulletin Board and received a new CUSIP number and symbol ("LGOV"). Largo Vista originally planned to develop housing in China, but, after shipping two factory built homes to China, never fully implemented the plans due to unanticipated financing, environmental and regulatory complications.

On December 26, 1996, Largo Vista acquired Everlasting International Ltd. ("Everlasting"), a Nevada Corporation, which owns a 66.67% interest in Kunming Xinmao Petrochemical Industry Co., Ltd. ("Xinmao"), mentioned above. Everlasting acquired this asset from Proton Technology Corporation Limited, a Bahamas Corporation ("Proton"), in which Mr. Deng Shan, a director and principal shareholder of Largo Vista, is the principal shareholder. The acquisition of the 66.67% interest in the Xinmao Joint Venture by Everlasting was accounted for as an asset purchase transaction. Everlasting compared the estimated fair market value of the assets acquired to the depreciated book value of the assets on the Joint Venture's books and records in China, and found no significant difference. As a result, 66.67% of the depreciated book value of the China Joint Venture assets were taken on to Everlasting's books as the fair value for the stock issued. Subsequently, Largo Vista acquired 100% of Everlasting from Proton in a stock for stock exchange. In connection with this transaction, the assets on the books of Everlasting were not adjusted, and these values are now consolidated with Largo Vista's.

The historical chain-of-ownership of the asset is as follows: The Hong Kong Company, formed under the laws of Hong Kong, was initially owned by one individual, Chan Mau Tak. On November 8, 1995, Deng Shan, an individual, purchased the Hong Kong Company from Chan Mau Tak. On December 20, 1996, the Hong Kong Co. was acquired from Deng Shan by Proton with majority shareholder being Deng Shan. On December 21, 1996, Proton transferred 100% of its interest in the Hong Kong Company to Everlasting International Ltd., a Nevada Corporation. On April 29,1997, Largo Vista shareholders consented to an acquisition and plan of reorganization executed on December 26, 1996, wherein Largo Vista purchased 100% of the stock of Everlasting from Proton Technology in a stock exchange transaction.


2.  Organization of the Company and Subsidiary

Xinmao, in operation and providing uninterrupted service to consumers since 1992, is in its third year of operation as a subsidiary of Largo Vista. Xinmao is the only company that has private majority ownership, and a private majority Board of Directors; and, is one of the largest LPG distribution companies in the Yunnan Province in terms of end users.

On October 12, 1999, Largo Vista entered into a joint venture agreement with the United Arab Petroleum Corporation ("UAPC"), named Largo Vista/UAPC Partners, wherein LVG shall hold 51% of the assets and liabilities, and shall share 51% of the income and expenses of the JV; and, UAPC 49%. The purpose of the JV is to combine the resources and talents of each party to develop a market for the sale of petrochemical products to be supplied by middle-east sources, and principally Dubai. The JV plans to sell petroleum products to customers in China, Vietnam and other countries throughout the Pacific Rim. See exhibit __.

On December 12, 1999, Largo Vista/UAPC Partners entered into a joint venture agreement with Mr. Ahmed Hasan Abdul Qahir Al Shaibani, Dubai, United Arab Emirates (UAE), named Largo Vista Group, Ltd. (LLC of Dubai,
UAE). Largo Vista/UAPC Partners will hold 49% (Largo Vista 25% and UAPC 24%) of the assets and liabilities, and shall share 491% of the income and expenses of the JV; and, Al Shaibani 51%. The objective of the JV is to carry-on the trade of crude oil and refined oil products. The JV will have headquarters in Dubai, and plans to focus sales of petroleum products in China, Indochina and other Pacific Rim customers. See exhibit __.

3.   Organization Chart




                         LVG
                    Largo Vista Group, Ltd.
                    Owns 100 % EIL
                    Owns 100 % LVI


               Subsidiaries Joint Ventures



EIL                      LVI            Joint Venture
Everlasting              Largo Vista    "Largo Vista/UAPC Partners"
International            Inc.
Ltd.                     No Operations  LVG owns 51%
Owns 66.67 %             Presently      UAPC owns 49%
Of "Xinmao"



   To                                             to

"Xinmao"                                Joint Venture
Kunming Xinmao Petrochemical            "Largo Vista Group, Ltd."
Industru Co. Ltd., a                    (Limited Liability Company)
Chinese Joint Venture                   Dubai
JV Partners:                            Al Shaibani owns 51%
"Everlasting" - 66.67 %
Government Partner - 33.33 %            LV/UAPC Partners = 49 %
                                        Lvg owns 25 %
                                        UAPC owns 24 %



LARGO VISTA GROUP, LTD.


EVERLASTING INTERNATIONAL, LTD.
(100% Owned Subsidiary of Largo Vista holding a)


66.67% Interest in the

Joint Venture
KUNMING XINMAO PETROCHEMICAL INDUSTRY CO., LTD.
(in which a)

33.3% Interest


is held by KUNMING FUEL GENERAL CO.
(Chinese Government Joint Venture Partner)


B.  FINANCIAL INFORMATION BY
INDUSTRY SEGMENT AND CLASSES OF PRODUCTS

Registrant is in the purchasing and reselling segment of the liquid petroleum gas ("LPG") market in China.

Year
                               1998           1997                 1996

                               1                2                   3
Sales to                       $1,476,971       $2,472,378           $0
Unaffiliated Customers:

Operating Loss                 $(506,694) (1)   $(1,413,763) (1)     $0

Identifiable Assets, Net       $ 831,882        $ 1,179,527          $0

(1) The calculations of $506,694 and $1,179,527 operating losses for the years 1998 and 1997, respectively, are net amounts reflecting deductions for receivables write down of approximately $1,130,000 in 1997 versus approximately $50,000 in 1998; and losses incurred in lawsuits of approximately $400,000 in 1997.


C.      BUSINESS

1.      Terms of Xinmao Joint Venture

The Kunming Xinmao Petrochemical Co., Ltd. ("Xinmao") is a Joint Venture formed under the laws of the People's Republic of China. The Xinmao Joint Venture commenced business in August of 1992, but has yet to achieve profitable operations.


Term: Twenty years, commencing on August 28, 1992.

Parties: Party A is the Kunming Fuel General Co. ("Government Partner ") as to a 33.33% interest with a "registered capital" investment of US $641,000.

Party B is Everlasting International, Ltd as to a 66.67% interest, with a "registered capital" investment of US $1,283,400.

General Provisions: Government Partner has a general responsibility to support Everlasting in its duties.

The Joint Venture is an independent entity with an independent accounting system. An audit of the Joint Venture's financial records is conducted annually by an auditor registered in China. Fiscal year of Joint Venture is January 1 to December 31.

Everlasting is, subject to the terms and conditions of an operating agreement set forth below, responsible for the general management of Xinmao including: Procurement of equipment and raw materials, equipment installation, testing and technical training, hiring a management staff, production and technical processes and other duties entrusted to it.

This Operating Agreement was made between the Government Partner and the Hong Kong Company on August 28, 1992, for a term of ten years, ending on August 28, 2002. Everlasting, as purchasor of the Hong Kong Company, is responsible to manage the day-to-day operations of Xinmao and assume sole responsibility for its profits and losses.

Each party under Chinese law would normally participate in the profits and losses of the Joint Venture according to its proportionate share of contribution. However, this provision was changed by the Operating Agreement, which provides that Xinmao is to pay the Government Partner 9 million Yuan (RMB) during the term of the Agreement as follows:

3.5 million Yuan for the first 3 years;
1.5 million Yuan per year for the 4th and 5th years;
500,000 Yuan per year from the 6th through the 10th years

The Company negotiated this agreement to provide flexibility and encourage future investment and expansion by precluding the payment of large a sum of money to the Government Partner. To date, the Government Partner has been paid 4.1mm RMB, and the balance due is 3.4mm RMB. No payment has been made since 1/24/98 due to several factors. Since the government partner has recovered more than its initial capital contribution, it has not urged Xinmao to make up past due payments due to the difficulties Xinmao has faced during 1997 and 1998 including record high LPG prices and a chaotic and unstable developing market. This liability has been accrued on the books of Xinmao.

The Government Partner has indicated a willingness to sell to Largo Vista an additional 28.33 % which would result in Largo Vista owning 95% and the Chinese partner owning 5% of the joint venture. Largo Vista had negotiated in July and August of 1998, an agreement with the Chinese Partner in the Xinmao Joint Venture, to acquire an additional 28.33% interest in the

Joint Venture for a cash purchase of 5mm RMB. Unfortunately, Largo Vista was unable to raise sufficient funds to complete this acquisition at that time. As a result, as of this date, Largo Vista continues to own 66-2/3% interest in Xinmao. There is currently no binding contract in place to acquire a further interest in Xinmao.


2.  Government License Held

The Xinmao Company holds a unique license issued by Chinese Central Government (National Industrial and Commercial Registration Administration of China). This license is most valuable because it permits the Company to operate across provincial borders; whereas, competitors of the Company are restricted to the geographic area in which they are located. In addition, the license permits the Company to process domestic crude oil and sell its by-products; to process and sell LPG to retail domestic and industrial customers; to manufacture cylinders, stoves, water heaters, and cigarette lighters and their accessories; and to provide services in inspection and maintenance of stoves and cylinders for safety and quality.

Xinmao is a Sino-Foreign Joint Venture registered with the government as having foreign ownership. This registration permits foreign investment to legally flow into China, and allows funds to legally flow out of China including loan repayments, interest payments and dividends. Xinmao is one of the few known Sino-Foreign Joint Ventures licensed to sell petroleum products in the retail market.

Xinmao also holds a general contractors license intended for construction of pipeline projects. As a part of its overall strategy to expand its LPG market in China, management intends to expand its business in the future beyond its current core business of purchasing and reselling LPG, utilizing its various licensing authorities.


3.  The Product

As of December 30, 1998, according to information published by the Yunnan Gas Association, in Yunnan Province there are approximately 1,000,000 households using some form of gas utility (town gas, natural gas and LPG). About 65% or 650,000 households use LPG, and the number is increasing. Approximately 160,000 household users reside in Kunming; and, there are 30,000 pipeline household users, 60% of which are within Kunming City, with the balance residing in smaller cities within the Province. The metropolitan population in Yunnan is 5.9 million with 3.2 million using gas (1 household equates to 3.2 people) as a utility - a city gasification rate of 54.2%. This rate increased by 7% over 1997, but still lags the national average by 20%. LPG use accounts for about 65% of this total.

LPG consumption in Yunnan was approximately 68,000 metric tons, a net increase over 1997 of 13,000 metric tons.

As a form of energy it is considered a very efficient fuel because in a liquid state it provides a significant supply of energy in a comparatively small volume. LPG is recognized for its transportability and ease-of-use. It is a clean and environmentally friendly source of energy that has a variety of residential, commercial, industrial and transportation uses. It can be used at home for cooking and heating, replacing wood, kerosene, coal and other environmentally unfriendly sources of energy. In fact, environmental concerns have caused the outlaw of the use of coal in most larger cities in China. Although LPG has some drawbacks such as high combustibility, it requires great care in handling, and is subject to fire and safety regulations, LPG remains one of the only viable sources of energy for cooking and heating in Southern China. Management believes the China LPG market is ripe for growth and expansion.

Most Chinese consumers have used of wood and coal all of their life primarily for cooking only; however, they are slowly beginning to realize the ease and convenience of also using LPG for heating and heating water. Most consumers obtain LPG in 15 kg. cylinders, very similar to those used for gas barbecues in the U.S. As LPG delivery systems, such as pipelines, make use more convenient and simple, LPG consumption per capita should increase significantly. In addition, management believes there will be future opportunities in drying tobacco and operating factory machinery and vehicles.


4.  Markets

The China LPG market is broken down into three segments for purposes of analysis:

     1.Distribution method from the major LPG companies, 2.Method of delivery to the consumer, and 3.Black Market dealers

 The Primary market segment is according to distribution method - that is either retail-direct or wholesale-indirect. Retail distribution is accomplished by the ten major LPG companies that deal directly with the end user. Xinmao qualifies as one of the ten major LPG companies by its ownership of rail tank cars; it is one of only five companies having depot storage facilities of 1,000M3; and it has distribution of LPG to retail and wholesale, and residential and commercial users.

The second market segment is according to the delivery vehicle used by the user, such as bottle or cylinder, pipeline, or tank truck.

The bottle users may be either retail, purchasing directly from a major LPG company, or wholesale, purchasing indirectly from a distributor of a major LPG company. Bottle customers purchase LPG in 15 kg. cylinders or bottles that must, by law, be filled to a minimum of 13.5 kg which is considered full. Bottle users include residential, and commercial customers. Residential consumption is by far the largest, with commercial restaurants and caterers following second. There has been little industrial use of LPG to date.

Pipeline users are considered retail-direct users. LPG flows directly into a household via pipes from a central storage tank that is replenished as necessary by a major LPG company. Pipeline users are billed according to usage based on a meter in their living unit.

Tank truck or bulk sales are made to wholesale distributors who operate small bottle filling stations. These distributors represent lower profit margins but volume makes-up some of the difference. Bulk sales are encouraged to cultivate the small wholesale distributors because of the potential of acquiring their customer base in the future.

A third market segment, although temporary, must be considered because of the negative impact it has on the LPG market. This segment is comprised of the many small independent distributors and individuals who operate illegally in what is referred to as the "black market" - most operating without a license, violating safety laws, and unfairly profiting by short-filling LPG bottles. These abusers create problems of unfair competition for the Company. The Kunming LPG Administration is aware of these abuses, but, unless a blatant case is presented to it, it is ignoring the problems until the market consolidates to a greater degree.

According to information presented at the China LPG Conference '98 (February 26-27, 1998), LPG consumption in China has been growing at a remarkable rate since the beginning of 1990's. In 1990, LPG consumption was slightly over 2 million tons, while in 1996, nearly 7.4 million tons. The average annual growth rate in this period was more than 20%, and growth from 1994 to 1995 reached almost 33%. In 1996 and 1997 consumption maintained about 15% increase.

Even though LPG consumption has been developing very fast in the past decade, LPG consumption per capita is still very low, partly due to the large population in China. At present it is around only 6 kg nationwide which is small in comparison to 100kg in its Asian neighbors such as Japan and South Korea, for example. LPG development in China also shows geographical variance. South China has led the nation in terms of per capita consumption at nearly 35 kg. East China follows with per capita consumption of about 10kg. North China is far less, only half of that in East China. And still in many places inland, the LPG consumption per capita is negligible. Since the Company operates in Southwest China, management perceives a great opportunity to grow with the projected expansion.

The majority of dollars invested in the China LPG market have been invested in large "mega" depots by the major oil companies. Little to no focus has been placed on the retail end-user market. Put simply, the LPG "storage" infrastructure is in place, but it is overbuilt because the retail market has not been cultivated at the same pace. Management's primary objective is the development of this retail consumer base.

From the mega-depots on the east and southeast coast of China, LPG is shipped to smaller inland storage depots via railroad tank car. LPG is then pumped into large storage tanks until it is distributed in bottles, pipelines or tank trucks to end users and distributors.

Inland infrastructure development has not kept pace with coastal development. Inland depot storage capacity must be expanded to serve the customers in waiting for LPG service. More efficient distribution methods are also needed. The bottle exchange system is labor intensive - a factor that does not significantly affect overhead yet, but will have greater future impact as salaries increase.

Distribution of LPG via pipelines directly to end-users is very efficient, but one drawback is the cost to install pipeline service to each household, which is approximately $185 US. Some more affluent customers can afford to pay the installation fee up front, but most of these have already purchased pipeline service. Some new construction projects permit the cost of installation to be incorporated into the cost of the home. However, most customers can not afford the up-front fee, but are willing and able to pay extra each month based on usage. Xinmao has seven pipeline projects either completed or under construction.


5.  Distribution of LPG

There are four basic levels of LPG distribution:

Major LPG companies
Major LPG Distributors
Medium LPG Distributors
Small Independent LPG Distributors

The Major LPG companies are characterized by the following: they purchase LPG directly from refineries or major oil companies, they must be licensed, have railroad tank cars and storage depots, and typically serve over 10,000 retail customers. These companies depend on distribution networks to get LPG to the consumers.

Major distributors are licensed and generally serve more that 4,000 but less than 10,000 customers directly, but do not typically have any railroad tank cars, and have little or no storage capacity.

Medium Distributors are licensed and generally serve more than 1,500 but less than 4,000 customers directly, have no storage capacity.

Small Independent Distributors are those who may or may not be licensed, and have no relationship or loyalty to any major company or distributor, and usually serve less than 1,500 customers.

Since all of these distributors serve a customer base, Xinmao is actively recruiting them on an ongoing basis.

The majority of Xinmao's customer base is serviced with the help of agents and entity users. Xinmao has eight agents that are independent dealers who exclusively represent the Company in an outlying county area that is difficult for the Company to access on a regular basis. The consumers serviced by the agent pay retail prices. The Company pays the agent a fee for his services and the agent carries his own overhead expenses.

As the LPG market was developing in the early 1990's, the Company was seeking to develop a customer base in the most efficient and effective manner possible; and, as a result, began to cultivate the "entity user". Entity users were companies in other industries, already providing housing for their employees, that desired to provide a convenience to their workers by distributing LPG as an additional service. These entity users developed into distribution outlets that benefited the Company by providing free receiving, storage and LPG distribution service to consumers who paid retail prices. As the market further developed, the entity user also began to be a distribution outlet to other consumers in the local area that were not affiliated with the entity company. Today, the Company is actively seeking to cultivate and develop additional entity users to expand the consumer base. Today Xinmao has 125 entity users.

In 1997, under the leadership of Largo Vista management, several innovations were added to the distribution process. First, there was a time delay between the sale of the LPG and receipt of the cash from the sale. The Company responded with the "coupon program" whereby the consumer, first purchased a special coupon from the bank and presented it as payment as he exchanged an empty bottle of LPG for a full one. The bank then remitted to the Company. The Bank of Agriculture, one of the largest in China with over 1,000 branches in the province, has successfully worked with the Company for over two years in this program and the bank is pleased with exposure to a new customer base.

Second, also in 1997, the Company implemented the first consumer insurance program. This insurance, written by the largest insurance company in China, guaranteed the consumer who either made a non-refundable prepayment for LPG by purchasing a coupon that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity.

These two innovations, the coupon program and the consumer insurance protection program, were the first of their kind in China. In the future the Company intends to implement a third innovation for the pipeline distribution system which will be a prepaid "smart card", that will be inserted into a meter in the consumer's home. This precludes cash flow and collection problems. Distribution of the prepaid smart card will be similar to the coupon program in concert with the Bank of Agriculture.

The bulk of Xinmao's retail customers are located in the Yunnan Province central cities of Kunming, Lunan, Chengong, Yiliang, Jinnin, Annin, and Eshan. As the population thins out in the suburbs, distribution networks take-over and service most customers. The rural areas are exclusively serviced by smaller distributors.

Finally, there are a number of other minor distributors who purchase from Xinmao and other major companies, who have solicited their own customer base over a period of time and have generated customer loyalty through relationship.


6.  Raw Materials

The Chinese market is unique compared to other Asian countries. Japan and Korea seek security of supply through regular term contracts supported by long-term relationships, but, in China, low price and bargaining is the driving force for LPG purchases.

Xinmao has been able to consistently purchase LPG at low prices due to high volume of orders. When purchasing LPG, Xinmao must weigh various factors including quality of LPG, price, and transportation costs. It generally purchases from domestic sources inside China where prices are very low, but transportation costs are higher. On occasion Xinmao also purchases LPG from foreign companies such as Mobil Oil Hong Kong and Caltex.

Since Xinmao is presently dependent upon both domestic and foreign sources to supply its LPG and since domestic supply cannot be relied upon for all of its needs, Largo Vista decided that the best interests of the Company would be served by Largo Vista establishing a strategic relationship with a supplier of petroleum products outside of the domestic China market both to provide a greater guarantee of LPG in the future, and to expand its sale of petroleum products both in and outside of China. Pursuant thereto, On October 12, 1999, Largo Vista entered into a joint venture agreement with the United Arab Petroleum Corporation ("UAPC"), named Largo Vista/UAPC Partners, wherein LVG shall hold 51% of the assets and liabilities, and shall share 51% of the income and expenses of the JV; and, UAPC 49%. The purpose of the JV is to combine the resources and talents of each party to develop a market for the sale of petrochemical products to be supplied by middle-east sources, and principally Dubai. The JV plans to sell petroleum products to customers in China, Vietnam and other countries throughout the Pacific Rim. See exhibits.

To date, Largo Vista/UAPC Partners has accomplished the following:
Contract: November 25, 1999, Largo Vista/UAPC Partners seller; Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 20,000 metric tons of diesel oil during the months of December 1999 and January 2000; total contract price approximately $3,300,000 USD. See exhibits.

Contract: December 18, 1999, Largo Vista/UAPC Partners seller; Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 2,600 metric tons of gasoil 1% sulphur and 3,000 metric tons of unleaded mogas 92 during the month of December 1999; contract price approximately $430,000 USD for gasoil, and approximately $560,000 USD for mogas 92. See exhibits.

On December 12, 1999, Largo Vista/UAPC Partners entered into a joint venture agreement with Mr. Ahmed Hasan Abdul Qahir Al Shaibani, Dubai, United Arab Emirates (UAE), named Largo Vista Group, Ltd. (LLC of Dubai,
UAE). Largo Vista/UAPC Partners will hold 49% (Largo Vista 25% and UAPC 24%) of the assets and liabilities, and shall share 491% of the income and expenses of the JV; and, Al Shaibani 51%. The objective of the JV is to carry-on the trade of crude oil and refined oil products. The JV will have headquarters in Dubai, and plans to focus sales of petroleum products in China, Indochina and other Pacific Rim customers. See exhibits.

Cost of goods can fluctuate widely and rapidly and can cause cash flow problems. The Company is researching the feasibility of obtaining a much larger storage facility that would permit it to purchase large quantities of LPG when prices are favorable, and sell it when prices are higher.

7.  Pricing and Competition

The LPG industry in Yunnan Province consists of ten major LPG companies that have railroad tank cars, depot storage facilities, and sell LPG in both the retail and wholesale markets. All ten companies depend on a network of distributors to help reach and serve the needs of their customers. Competition is based principally on price and service, with some  based  on  relationship and reputation. Nine of these  companies  are majority owned by the government, and are wholly operated by management that is responsible to a government majority Board of Directors. These companies are designated in China as "government owned and operated". Xinmao is the only company that has private majority ownership, a private majority on the Board of Directors which controls the Company. Only five of the nine companies are in the same category as Xinmao in terms of storage capacity of 1,000 cubic meters.

LPG retail market prices have been relatively unstable during the past two years, characterized by over supply and cut-throat competition. This was precipitated by environmental concerns that prompted the passing new regulations by the Kunming City Government that outlaw the use of coal. Other larger cities are following suit with similar clean air regulations, leaving LPG as the major viable energy alternative for cooking, heating, and hot water.

No companies were prepared to supply a sufficient amount of LPG to this new consumer market, but all companies reacted to the huge new demand.

The difference between Xinmao and the other nine government companies is that the primary objective of Xinmao is to make a profit while profit is secondary to the government companies primary objective is to ensure supply LPG. The nine government companies, whose primary objective was to supply LPG to consumers, are characterized by a lack of management and financial expertise, and by large work staffs that operate very inefficiently. These entities ordered an excess supply of LPG and had to cut prices to deplete the excess. This began the spiraling downward price market in which Xinmao was forced to compete. These pressures have eased, and Xinmao is negotiating with the government agencies and some companies in an effort to bring stability back to the market along with higher prices and profitable margins.

Black Market.   In the residential wholesale market, many independent,
"black market" dealers sprung-up and have been operating without a license, and have ignored safety regulations that require inspection and pressure testing of each bottle every five years. Another flagrant violation of consumer fairness is the practice of short-filling bottles. The "black market" dealer fills the bottle with 10 kg. of LPG, and sells it representing it has 13.5 kg. of LPG. Short-filling has permitted the Company's competition to charge lower prices and unfairly compete with Xinmao. This practice of cheating the consumer has been prevalent over the past several years. Xinmao is now challenging customers to be aware of what they are paying for by implementation of a "weight comparison program". The program permits the consumer to actually weigh the bottles to expose the "short-fill" problem.

As of April 15, 1999, the Kunming LPG Administration established "minimum pricing" regulations which set a base price for both wholesale bulk sales, and wholesale and retail bottle sales. This regulation will help stop the uncontrolled cut-throat pricing competition that occurred over the past 24 months. It will be incumbent upon the nine participating major LPG companies to form task forces to assist the LPG Administrator in enforcing these regulations. The "short-fill" practice is now illegal under new "minimum price" regulations, which require all wholesalers to sell a 13.5 kg. bottle for no less than 36 RMB, and retail distributors for no less than 42 RMB.

Xinmao competes with others on both reputation and service. To differentiate itself from its competition, Xinmao stresses a long-term relationship both with the residential user, and with the distributor, to help them bring-in and keep new customers. The Company wants its distributors and their customers to be a part of the "Xinmao Family". The Company offers more than claims about its service. Its reputation is excellent and is backed-up by a record of uninterrupted service since 1992. Consumers and distributors know that they can rely on Xinmao to deliver and that they will receive honest weights and measures.

8.  Insurance

Xinmao sells a solid image of reliability, service, safety, and seven years of uninterrupted service to its customers - and backs it up with insurance. The Company provides consumer insurance, written by the Peoples Insurance Company of China (PICC) which is owned by the government. The insurance guarantees that a customer who paid in advance that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity. This innovation has given the customer new confidence, since in the past many companies collected in advance, and then went out of business, leaving the customer empty handed.

9.  Government Regulation

The LPG industry is regulated on a day-to-day basis by the Kunming LPG Administration, which oversees all companies licensed to do business, and enforces rules and regulations in the market place. The LPG Administration faces many problems in this rapidly emerging, chaotic market, including the existence of many unlicensed small distributors, violations of safety regulations, and bottles of LPG short-filled by as much as 25%. In April 1999, the local LPG Administration met with Xinmao and eight of the other largest licensed companies in the area, and together set minimum price policies intended to provide positive margins over cost. The LPG Administration has also begun to correct some of the more flagrant violations. The philosophy of the Chinese LPG Administration is to first ensure LPG is available to all people requiring it, then to enforce regulations so long as they don't interfere with the first priority.


10.  Patents, Trademarks & Licenses

The Company maintains no patents or trademarks.


11.  Seasonal Factors

Northern China is subject to a wide range of seasonality ranging from snow in the winter to hot, humid summers. However, moving south, the seasons and temperatures do not fluctuate as much as in the north. The Xinmao Company operates in Yunnan Province which, being at an elevation of approximately 5,500 feet, is known for its moderate and even climate year around - being slightly cooler in the winter, requiring some heating, while the summer weather is warm and pleasant. As a result, seasonal factors do not play a significant role in the Company's business.


12.  Inventory

Inventory, valued at cost, on the first-in, first-out basis, consists primarily of liquid petroleum gas.

13.  Firm Backlog

None.


14.  Government Contracts

The Company has government approval for the exclusive development of pipeline projects in the counties of Lunan, Fuming, Yiliang, Yuxi, and a part of Kunming.

15.  Environmental Factors

Between 1996 and 1998, environmental concerns over clean air and streets, have prompted a general movement within the Chinese Government from the Central Government to the provinces and the major cities to phase-out the use of coal as an energy source for cooking and heating. As coal is phased-out a void is left which is being filled by liquid petroleum gas (LPG) because it is a clean burning, efficient and transportable energy substitute. It is expected that continued efforts will be made to replace other unclean burning fuels with LPG, especially in automobiles and industrial applications, since it is the only viable alternative fuel resource available to Southern China.


16.  Financial Information Relating to Foreign & Domestic Sales

All of the Company's sales are foreign, through Xinmao, its China subsidiary. The Company has had no significant foreign currency transaction gains or losses in connection with its activities.


17.  Employees

Largo Vista Largo Vista is fully staffed with 2 employees, and relies on five other outside service providers for legal, accounting and other services as needed. The Chinese subsidiary, Xinmao, is fully staffed with 84 employees, including a full management staff, which is considered highly competent and well qualified.



LARGO VISTA GROUP, LTD.

Item 2.  A.  FINANCIAL INFORMATION

The following table summarizes certain selected financial data for the periods presented for the Company. The data for the year ended December 31 1998 and 1997 should be read in conjunction with the more detailed audited statements for such years presented elsewhere herein.

                    9/30/99      9/30/98      12/31/98         12/31/97
Revenues           $            $            $               $
 LP Gas Sales      $  831,660   $1,120,979   $1,476,971      $2,472,378
Other Income       $    6,932   $  178,094   $  141,229      $   70,427
Total Revenue      $  838,592   $1,299,073   $1,618,200      $2,542,805
Cost of Sales      $  765,372   $1,081,888   $1,353,537      $2,449,902
Margin             $   73,200   $  217,185   $  264,663      $   92,903
G&A & Other Exp.   $2,238,983   $  771,818   $  959,143      $3,023,807
Operating (Losses)($2,165,763) ($  554,633) ($  694,480)    ($2,930,904)

These net amounts reflect deductions for receivables write down of approximately $1,130,000 in 1997 versus approximately $50,000 in 1998. Management has determined that certain receivables would not be collected, and has set-up a reserve to write-down in accordance with GAAP. In March, 1998, the Sichuan Peoples Court, P.R. China rendered a judgment against Xinmao in the approximate amount of U.S. $452,000. As a result of this judgment, during the fiscal year ended December 31, 1998, a significant portion of the Company's physical assets were attached and executed upon, including twelve of its eighteen rail tank cars (25MT capacity), three service vehicles, six apartment units. The judgment is completely satisfied.

B. Management's Discussion and Analysis of Financial Condition and Results of Operation


1.   Management's Discussion and Analysis of Financial Condition
                     And Results of Operations
           Nine Months ended September 30, 1999 and September 30, 1998

Revenues and expenses are generated from the Company' s Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"). The United States entities produce no revenues, and experience expenses in conjunction with management oversight of the Chinese entity, legal, accounting and other professional services. The result of consolidated operations are reported.

Revenues for the nine month period ending September 30, 1999 were $831,660, decreased from $1,120,979 in the nine month period ending September 30, 1998; a decrease of $289,319 (25.8%). This reduction occurred primarily in the bulk sales market segment and was the result of a management decision to reduce sales in market segments exhibiting depressed prices and yielding negative margins. Price pressures have also negatively affected sales volume and profitability in the retail residential market segment. The LPG market in Yunnan Province is a developing one that has been highly competitive and unstable over the past two years. The Company anticipates increases in revenue from expanded marketing efforts, price increases, expansion into other lines of business, and mergers and acquisitions.

Cost of sales for the nine month period ending September 30, 1999 were $765,372, decreased from $1,081,888 in the nine month period ending
September 30, 1998; a decrease of $316,516 (29.3%).   Cost of sales
followed reduced sales, and on a percentage basis, has remained fairly consistent over the last two years. The Company anticipates improving cost of sales going forward by implementing cost containment procedures and obtaining LPG at lower prices.

Margins for the nine month period ending September 30, 1999 were $73,220, decreased from $217,185 in the nine month period ending September 30, 1998; a decrease of $143,965 (66.3%). The decrease reflects extremely competitive market conditions, and a decrease of other income of $171,162 (96.1%). Other Income consists primarily of realization and collection of formerly written-off debts, sales of cylinders, stoves and accessories.

Other Income decreased by 96.1% primarily due inability of management to collect formerly written-down debt. The Company anticipates improving the margin going forward by focusing sales efforts on more profitable market segments and implementing measures to reduce cost of goods.

General and administrative expenses for the nine month period ending September 30, 1999 were $2,238,983, increased from $771,818 in the nine month period ending September 30, 1998; an increase of $1,467,165 (190.1%). The increase reflects abnormally high expenses in the U.S. entity for settlement for two and one-half years of unpaid compensation to officers and key service providers (approximately $1.162mm), and the retirement of debt (approximately $420,000). The Company intends to pay compensation and retire debt on a regular basis in the future. The Company also is making efforts to trim excess costs; and, it anticipates improving these expenses going forward by implementing strict cost control measures both in China and the United States.

Operating losses for the nine month period ending September 30, 1999 were [$2,165,763], increased from [$554,663] in the nine month period ending September 30, 1998; an increase of $1,161,130 (290.5%). This increase reflects lower margins and abnormal G&A expenses discussed above.


Twelve months ended December 31, 1998 and December 31, 1997

Revenues and expenses are generated from the Company' s Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"). The United States entities produce no revenues, and experience expenses in conjunction with management oversight of the Chinese entity, legal, accounting and other professional services. The result of consolidated operations are reported.

Revenues for the twelve month period ending December 31, 1998 were $1,618,200, decreased from $2,542,805 in the twelve month period ending December 31, 1997; a decrease of $924,605 (36.4%). This reduction occurred primarily in the bulk sales market segment, a result of management's decision to curtail sales activity in high volume, low to negative margin market segments, especially in an environment of depressed prices and oversupply conditions yielding negative margins. Price pressures have also negatively affected sales volume and profitability in the retail residential market segment. The LPG market in Yunnan Province has been highly competitive and unstable over the past two years. It is a developing market that reflects rapidly increasing consumer demand, low cost of goods and temporary over supply placing downward pressure on prices, and one that requires capital investment to improve delivery systems to consumers. The Company anticipates increases in revenue from expanded marketing efforts, price increases, expansion into other lines of business, and mergers and acquisitions.

Cost of sales for the twelve month period ending December 31, 1998 were $1,353,537, decreased from $2,449,902 in the twelve month period ending December 31, 1997; a decrease of $1,096,365 (44.8%). Cost of sales followed reduced sales, and on a percentage basis, has remained fairly consistent over the last two years. The Company anticipates improving cost of sales going forward by implementing cost containment procedures and obtaining LPG at lower prices.

Margins for the twelve month period ending December 31, 1998 were $264,663, increased from $92,903 in the twelve month period ending December 31, 1997; an improvement of $171,760 (184.9%). The increase reflects focus of sales activity on more profitable market segments, implementation of cost reduction efforts, and improved management techniques. Extremely competitive market conditions, were offset in part by increased other income by $70,802 (100.5%). Other Income consists primarily of realization and collection of formerly written-off debts, sales of cylinders, stoves and accessories. About one-half of the increase is due to recovery of formerly written-off debt, and management will continue its efforts in this area. The Company anticipates improving the margin going forward by continuing to focus sales efforts on more profitable market segments, and implementing additional measures to reduce cost of goods.

General and administrative expenses for the twelve month period ending December 31, 1998 were $959,143, decreased from $3,023,807 in the twelve month period ending December 31, 1997; a decrease of $2,064,664 (-68.3%). 1998 reflects a more normal year in both U.S. and Chinese operations. The decrease primarily results from a write-down of receivables in 1997 of $1,131,288; higher depot costs in 1997; debt retirement in U.S. of $804,588 in 1997 versus $322,911 in 1998; better cost controls by management; and lower business activity, i.e. lower revenues in 1998 equating to lower general and administrative expenses.

Operating losses for the twelve month period ending December 31, 1998 were [$694,480], decreased from [$2,930,904] in the twelve month period ending December 31, 1997; a decrease of $2,236,424 (-76.3%). This decrease reflects abnormal G&A expenses discussed above. This decrease also reflects higher margins, cost containment efforts, and lower interest rates.

2.  Liquidity and Capital Resources

Historically, the Company has been able to borrow funds as necessary to pursue operations. However, neither Largo Vista nor Xinmao have written letters of commitment from either commercial or private sources of credit. The availability, source, amount and terms of any additional financing is uncertain at this date, and by no means assured.


3. Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's liquidity.

The economic growth of China with its huge population, emerging middle class, and growing consumer sector are trends that management anticipates will increase the Company's revenues from Xinmao as well as other anticipated projects. China's young, developing LPG market presents challenges of improving sales strategies, seeking lowest-cost sources of goods, implementing efficient management techniques, and developing the efficiency and effectiveness of human resources.

World geopolitical uncertainties, such as the United States bombing of the Chinese consulate in Belgrade, Yugoslavia resulted in a short period (4-5 days) of unrest and negative reactions toward Americans in China; however, no long term difficulties have been experienced and management does not anticipate any serious detriment to prospects for the Company's success in China because of the nature of the service a utility company provides that is in continual demand, and the fact that foreign ownership is not readily ascertainable by consumers.

In addition, even though Chinese management is optimistic of its ability to obtain credit from private sources, the trend in China is for the banks to tighten loan eligibility for businesses such as Xinmao that are experiencing cash flow difficulties.

Additionally, the Company is searching for joint venture partners in various potential LPG projects in the Yunnan Province and in other provinces. Investment by joint venture partners will be perceived as financial strength by the local LPG Administration, and management anticipates stronger enforcement of licensing and safety regulations, which should reduce unfair competition currently experienced by the Company.


Year 2000 Issue

Many computer Systems in use today may be unable to correctly process data or may not operate at all after December 31, l999 because those systems recognize the year within a date only by the last two digits. Some computer programs may interpret the year "00" as 1900, instead of as 2000, causing errors in calculations or the value "00" may be considered invalid by the computer program, causing the system to fail.

In the U.S., the Company maintains its financial data on a PC system utilizing generic accounting software, both of which have been guaranteed by the manufacturer as Y2K compliant. In China, due to government regulations, the Company maintains a manual record system. During first quarter 2000, in China, management expects to begin maintaining financial and other information on both a manual and PC system, totally shifting to a PC system as government regulations permit. The Company does not believe it will either experience, or that it has significant exposure to, Year 2000 problems, and neither does it expect that the Year 2000 issue will have a material cost or impact on Company operations. The Company's primary contingency plan depends upon the use of manual back-up systems, and alternative supply sources such as major oil companies.

These contingency plans are intended to mitigate the impact of third party Year 2000 noncompliance. Outside of manual backup, the Company does not plan to implement further contingency plans. The Company has not inquired into the readiness of any of its key third party suppliers; however, as of January 4, 2000, none of its key third party suppliers has reported any Y2K problems. However, there can be no assurance that the systems of key suppliers and other companies on which the Company relies will not have an adverse effect on the Company including, (1) the inability to obtain products or services used in business operations, (2) the inability to deliver goods or services sold to customers.

Forward - Looking Statements

Investors are cautioned that certain statements contained in this document, including but not limited to those under the caption Management's Discussion and Analysis as well as some statements by the Company in periodic press releases and some oral statements of Company officials during presentations about the Company, are "forward-looking" statements. Forward-looking statements include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the industries in which the Company does business, among other things. These statements are not guaranties of future performance and the company has no specific intention to update these statements. Actual events and results may differ materially and detrimentally from those expressed or forecasted in forward-looking statements.

Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include continued instability in pricing and unprofitable competition in China, a slow down in the trend in sales of LPG during the remainder of the year, an inability to obtain sufficient working capital, and new Government regulations adverse to the Company's operations.


Item 3.     PROPERTIES

A.  Largo Vista

Currently Largo Vista has corporate offices in Newport Beach, California, which include two office suites. The terms of this Lease provide for month to month tenancy at $2,500 per month.

B.  Xinmao

Xinmao provides its primary service from its depot, which is adjacent to a railroad terminal. The depot has a capacity of storing 1,000 cubic meters (approximately 500 metric tons) of LPG. Assuming the depot is operating at full capacity and turns-over twice per month, the depot is sufficient to supply 83,000 users assuming consumption of 12 kg. of LPG per household per month. In addition, Xinmao, formed in 1998, a new joint venture in Yuxi, a city near Kunming. The joint venture has just been organized, is in the development stage, and as of this date, has no assets or liabilities This joint venture will have access to LPG storage facilities that management believes may be capable of supplying LPG storage for up to 30,000 customers per month should demand increase to these levels.

The depot also has ten service stations from which the 2, 15, and 50 kilogram bottles are filled, and loaded onto trucks for distribution. For its retail-direct customers, Xinmao transports the full bottles to an exchange shop where either the customer comes in personally, or Xinmao will provide a delivery man to take the bottle to the customer who pays a delivery fee.

In the case of a pipeline, 50 kg. bottles are used in cluster to service residents in the housing complex. The advantage the pipeline customer has over the bottle customer is convenience and service. There is no need to spend valuable time exchanging bottles. The meter is read by the serviceman each month who also collects the amount due. Xinmao is planning to use "smart meters" in future pipeline developments that require the customer to go to the Bank of Agriculture and purchase a prepaid card, similar to a prepaid phone card commonly in use in the U.S. This will improve cash flow and reduce "slow-pays" and "bad debts".

Xinmao leases a two story, 4,000 square foot facility in Kunming City, where it operates a customer service and sales center, bottle exchange shop, storage facility, and administrative offices, at an annual rental of $1000 US per year, under a three year lease, with one year of the term remaining. It also leases and operates a number of small bottle exchange stores throughout key locations in the city.


Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

The following table sets forth information regarding beneficial ownership as of September 30, 1999, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.

                                  Beneficial     Percentage
Name and Address                   Ownership      of Class
Daniel Mendez                      24,026,799      11.44%
4570 Campus Drive
Newport Beach, CA 92660*

Albert Figueroa                     6,770,603        3.22%

Deng Shan                           4,736,028        2.25%
Proton Technology Corp., Ltd.       91,461,246    43.53% (1)

All current directors and
officers as a group (3 persons)    126,994,676    60.44%

 (1) Mr. Deng Shan is the sole beneficial owner of the shares held by Proton.

*This address also applies to all persons listed.


Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of the directors and executive officers of the Company as of September30, 1999, are as follows:

Name                Age       Position                           Since
Daniel J. Mendez    47        Acting President and a Director      4/94
Albert N. Figueroa  33        Acting Secretary/Treasurer, and      5/95
"                "            a Director
Deng Shan           48        Director                             1/99
"       "                     Chairman of the Board                4/99

The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

Daniel J. Mendez, Acting President, is responsible for investor relations, coordination of information with market makers and brokers and potential partners, coordination of all agreements, corporate financing, and liaison with Chinese operations. Mr. Mendez joined the Company in October of 1991 as a marketing coordinator. In April 1994 he became President and a Director, and is responsible for investor relations, coordination of corporate agreements, corporate financing, and liaison with Chinese operations. Prior to 1991

Albert N. Figueroa, Acting Secretary and Treasurer, is the gatekeeper of all corporate documents and information, maintains the minute book and all corporate records and agreements, keeps the books, liaisons with all outside service providers, and generally coordinates the flow of information within the company and with the Chinese operations. Mr. Figueroa was formerly involved in the construction industry as an estimator.

Deng Shan, Chairman of the Board and Director, is well versed in the business practices of China. Early in his career Mr. Deng was a lecturer in Wuhan Chemical Engineering School. Later he advanced to associate professor at Huazhong University of Science and Technology. In 1989, Mr. Deng became the Director, Science and Technology Commission, Nanshan District Government, China. Since 1994, Mr. Deng has been appointed as Chief Executive Officer/Chairman of the Board of four commercial companies. In 1996, Mr. Deng acquired Kunming Xinmao Petrochemical Industrial Co., Ltd. Mr. Deng has established strategic networks in both business and government arenas.


Item 6.     EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to the executive officers to whom it paid in excess of $100,000, including cash and issuance of securities.

                              Summary Compensation
Annual Compensation                     Awards         Payouts

                           Other                  Secur
Name                       Annual              Restricted        ities
All Other
And                       Compen-  Stock          UnderlyingLTIP Compen-
Principal      Salary          Bonus       sation  Award(s)      Options/
Payouts   sation
Position  Year ($)         ($)    ($)     ($)     (SARs (#)  ($)    ($)

Daniel
Mendez    1996 138,900      0      0         0        0      0     0

Daniel
Mendez    1997 220,000      0      0         0       0         0    0

Daniel
Mendez    1998 220,000      0      0         0          0        0     0

Daniel
Mendez    1999 137,500      0      0         0            0       0     0

Albert
Figueroa  1996 100,000      0      0         0             0       0     0

Albert
Figueroa  1997 100,000      0      0         0             0       0     0

Albert
Figueroa  1998 100,000      0      0         0             0       0     0

Albert
Figueroa  1999  91,666      0      0         0             0       0     0

Deng
Shan      1997 100,000      0      0         0             0       0     0

Deng
Shan      1998 100,000      0      0         0             0       0     0

Deng
Shan      1999  91,666      0      0         0             0       0     0

-(1) Of the above compensation paid to Daniel J. Mendez, a portion of said compensation was paid by the issuance of private placement stock in lieu of cash in the following amounts and the agreed values in the respective years indicated:

1996:     2,668,767 shares valued at $138,900
1997:     2,850,000 shares valued at $220,000
1998:     3,304,737 shares valued at $220,000
1999:     2,528,816 shares valued at $137,500

-(2) Of the above compensation paid to Albert N. Figueroa, a portion of said compensation was paid by the issuance of private placement stock in lieu of cash in the following amounts and the agreed values in the respective years indicated:

1996:     1,921,293 shares valued at $100,000
1997:     1,295,896 shares valued at $100,000
1998:     1,817,449 shares valued at $100,000
1999:     1,689,420 shares valued at $ 91,666

-(3) Of the above compensation paid to Deng Shan, a portion of said compensation was paid by the issuance of private placement stock in lieu of cash in the following amounts and the agreed values in the respective years indicated:

1997:     1,295,896 shares valued at $100,000
1998:     1,817,449 shares valued at $100,000
1999:     1,721,403 shares valued at $ 91,666


-(4) No directors are paid compensation as directors. The persons serving as directors also serve as officers or key consultants and the full compensation for each has been set forth in Item 6 above.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

-(5) Daniel J. Mendez, President, has an employment contract for a term of one year commencing on January 1, 1999 with annual compensation of $150,000 per year payable $12,500 per month. It may be terminated upon 30 days written notice of either party, and has a provision for change in ownership or control of 30 days severance at the monthly salary set forth above. See Exhibits.

-(6) Albert N. Figueroa, Secretary/Treasurer, has an employment contract for a term of one year commencing on January 1, 1999 with annual compensation of $100,000 per year payable $8,335 per month. It may be terminated upon 30 days written notice of either party, and has a provision for change in ownership or control of 30 days severance at the monthly salary set forth above.

-(7) Deng Shan, Consultant, has an Agreement for Services for a term of one year commencing on January 1, 1999 with annual compensation of $100,000 per year payable $8,335 per month. It may be terminated upon 30 days written notice of either party, and has no protective provision for change in ownership or control except for 30 days severance at the monthly compensation set forth above. See Exhibits.


Options/SAR Grants in Last Fiscal Year

No options or SAR Grants have been made by the Company during its last fiscal year.




Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. In late December, 1996, the company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd. ("Everlasting"), a Nevada corporation, and Proton Technology Corporation Limited ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two-thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese Government corporation (this interest had been transferred to Everlasting from Proton).

Mr. Deng Shan is currently a Director of Largo Vista and a majority shareholder of Proton Technology Corporation, Ltd. A loan of $30,000.00 is owed by the company to Proton Technology.

Other than discussed above, the Company has no knowledge of any transaction or series of transactions, or any currently proposed transaction, or series of transactions, to which the Company was or is to be party, in which the amount involved exceeds $60,000, involving management, any person owning 10% or more of the common stock, or any member of the immediate family of any of the foregoing persons.

Item 8.     LEGAL PROCEEDINGS

The Company has unpaid judgments totaling approximately $95,000, as a result of disputes arising in the normal course of business.

In January, 1998, a breach of contract action was commenced in the Sichuan Peoples Court, P.R. China by Claimant Panzhihua Petrochemical Industry Co., Ltd. ("Panzhihua") against Defendant Kunming Xinmao Petrochemical Industrial Co. Ltd. ("Xinmao"), and Defendant Beihai Hi-Tech LPG Co., Ltd. ("Beihai"). Panzhihua brought the action for damages against Beihai for failure to deliver LPG to Panzhihua as agreed, and against Xinmao as guarantor of Beihai's performance under the agreement. Beihai defaulted in the suit, and in March, 1998, the Court rendered a judgment against Xinmao in the approximate amount of U.S. $452,000. As a result of this judgment, during the fiscal year ended December 31, 1998, a significant portion of the Company's physical assets were attached and executed upon, including twelve of its rail tank cars (25MT capacity), three service vehicles, six apartment units. The judgment is completely satisfied. The seizure of these assets has had a negative impact on the Company to the extent that it now must lease rail tank cars to replace those taken, and must lease apartment units used for management personnel of the Company.


Action filed on May 14, 1998 in the High Court of Hong Kong Special Administration Region, Case HCA14528/98 by Plaintiff Everlasting International, Ltd. vs. Defendant Chan Mau Tak. Plaintiff brought the action for breach of contract on the basis that the Defendant failed to fulfill all of his obligations under the transfer agreement wherein Everlasting purchased its ownership interest in Xinmao; specifically, the Defendant failed to assist Xinmao to increase its customer base and represented that certain receivable accounts were collectible, but were deemed valueless by Everlasting. Everlasting asked for damages of HK$1mm. The Court rendered judgment in favor of Everlasting in the amount of HK$1mm plus damages plus 13.08% interest per annum. However, the Defendant has appealed the judgment on the basis of failure of service of process. Everlasting has provided evidence that service was made on the Defendant at two addresses provided to the Plaintiff. The Defendant has not responded to the Plaintiffs response, and the matter is still under consideration. The judgment has not been accrued as an asset because its collectibility is too speculative.

Aside from the above, there is no litigation outstanding, and management is not aware of any potential claims which might be asserted.


Item 9. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "LGOV". The closing sales price on December 31, 1999 was $1.06 bid and $0.94 ask.

Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years and the four quarters of 1999.

                         High            Low
Period                        Bid             Bid
4th Quarter 1999               $1.06             $.94
3rd  Quarter 1999             $0.11              $.10
2nd  Quarter 1999             $0.125          $.125
1st Quarter 1999              $0.12           $.10

4th Quarter 1998              $0.13           $.11
3rd Quarter 1998              $0.20           $.17
2nd Quarter 1998              $0.18           $.17
1st Quarter 1998              $0.20           $.18

4th Quarter 1997              $0.125          $.09
3rd Quarter 1997              $0.13           $.12
2nd Quarter 1997              $0.19           $.18
1st Quarter 1997              $0.20           $.18

At December 31, 1999, the Company had approximately 519 Shareholders of record.

The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.


Item 10.     RECENT SALES OF UNREGISTERED SECURITIES

During its last three fiscal years, up through and including this date, the Registrant has issued the following unregistered securities.

From January 1, 1997 through December 31, 1997, the Company issued 2,995,194 shares of its common stock that was valued at $139,619 as follows:

Date       Amount    Name or Class of  Nature          Amount   Exempti
           Shares    Persons           of               Of       on
           issued    to Whom Sold      Consider-       Consider-Claimed
                                       ation           ation
                                               ($)
10/27/97  1,861,027  Daniel Mendez   Conversion (1)    59,842   4(2)
                                     of Loan
10/27/97    687,379  Albert Figueroa Conversion (1)    21,695   4(2)
                                     of Loan
10/27/97    391,788  John Prentice   Conversion (2)    50,932   4(2)
                                     of Loan
10/27/97    55,000  William Vauthrin Conversion (2)     7,150   4(2)
                                     of Loan
      ------------                                   ----------
Total    2,995,194                                    139,619


From January 1, 1998 through December 31, 1998, the Company issued 3,939,058 shares of its common stock that was valued at $322,912 as follows:

Date       Amount    Name or Class of  Nature          Amount   Exempti
           Shares    Persons           of               Of       on
           issued    to Whom Sold      Consider-       Consider-Claimed
                                       ation           ation
                                               ($)
2/4/98      373,224  Albert Figueroa   Conversion (1)  7,065     4(2)
                                       of Loan
2/4/98    1,553,921  Daniel Mendez     Conversion (1) 29,414     4(2)
                                       of Loan
7/21/98     422,345  Albert Figueroa   Conversion (1) 17,950     4(2)
                                       of Loan
7/21/98   1,039,568  Daniel Mendez     Conversion (1) 44,182     4(2)
                                       of Loan
9/24/98     350,000 Danilo Cacciamatta Settlement (2) 78,256     4(2)
                                       of Claim
9/24/98     200,000  Equitrade         Settlement (2) 146,045    4(2)
                                       of Claim
         -------------                             -----------
Total     7,939,058                                  322,912

From January 1, 1999 through September 30, 1999, the Company issued 26,236,524 shares of its common stock that was valued at $1,617,364 as follows:

Date       Amount    Name or Class of  Nature          Amount   Exempti
           Shares    Persons           of               Of       on
           issued    to Whom Sold      Consider-       Consider-Claimed
                                       ation           ation
                                               ($)
6/21/99   1,000,000  Daniel Mendez     Settlement (3)   35,000     4(2)
                                       of Claim
6/21/99   1,000,000  Albert Figueroa   Settlement (3)   35,000     4(2)
                                       of Claim
6/21/99   1,000,000  Deng Shan         Settlement (2)   35,000     4(2)
                                       of Claim
6/21/99     700,000  Bernard Kruer     Settlement (2)   25,000     4(2)
                                       of Claim
6/21/99     300,000  Gymar, Inc.       Settlement (2)  10,500     4(2)
                                       of Claim
7/20/99     100,000  Craig Saunar      Settlement (2)   85,000   4(2)
                                       of Claim
7/20/99      50,000  Fred Smith        Services   (2)    5,000   4(2)

9/23/99     700,000  Dan/Colette Seifer  Cash Sale (2)  35,000   4(2)
9/23/99     100,000  John Prentice     Conversion (2)    4,000   4(2)
                                       of Loan

9/27/99   2,104,473  Daniel Mendez    Settlement (4)  110,000   4(2)
                                       of Claim
9/27/99   2,304,737  Daniel Mendez    Settlement (4)  185,000   4(2)
                                       of Claim
9/27/99   2,850,970  Daniel Mendez    Settlement (4)  220,000   4(2)
                                       of Claim
9/27/99   1,406,536  Albert Figueroa   Settlement (4)   73,500   4(2)
                                       of Claim
9/27/99     817,449  Albert Figueroa   Settlement (4)   65,000   4(2)
                                       of Claim
9/27/99   1,295,896  Albert Figueroa   Settlement (4)  100,000   4(2)
                                       of Claim
9/27/99   1,438,519  Deng Shan         Settlement (4)   75,000   4(2)
                                       of Claim
9/27/99     817,449  Deng Shan         Settlement (4)   65,000   4(2)
                                       of Claim
9/27/99   1,295,896  Deng Shan         Settlement (4)  100,000   4(2)
                                       of Claim
9/27/99     746,522  Bernard Kruer     Settlement (2)   45,000   4(2)
                                       of Claim
9/27/99     572,213  Bernard Kruer     Settlement (2)   64,999   4(2)
                                       of Claim
9/27/99     575,407  Gymar, Inc.       Settlement (2)   30,000   4(2)
                                       of Claim
9/27/99     245,234  Gymar, Inc.       Settlement (2)   19,500   4(2)
                                       of Claim
9/27/99     287,989  Albert Figueroa   Conversion (5)   13,507   4(2)
                                       of Loan
9/27/99   2,385,714  Daniel Mendez     Conversion (5)  111,890   4(2)
                                       of Loan
9/27/99     184,164  Deng Shan         Conversion (5)    8,637   4(2)
                                       of Loan
9/27/99   1,957,356  Proton Technology Conversion (5)   60,830   4(2)
                     Corporation, Ltd  of Loan
11/24/99    424,343  Daniel Mendez    Settlement (6)   25,000   4(2)
                                       of Claim
11/24/99    282,884  Albert Figueroa   Settlement (6)   16,666   4(2)
                                       of Claim
11/24/99    282,884  Deng Shan         Settlement (6)   16,666   4(2)
                                       of Claim
11/24/99    169,737  Bernard Kruer     Settlement (2)   10,000   4(2)
                                       of Claim
11/24/99    113,147  Gymar, Inc.       Settlement (2)    6,666   4(2)
                                       of Claim
11/24/99     68,023  Daniel Mendez     Conversion (7)    3,190   4(2)
                                       of Loan
11/24/99     50,649  Albert Figueroa   Conversion (7)    2,375   4(2)
                                       of Loan
11/24/99     11,343  Deng Shan         Conversion (7)      532   4(2)
                                       of Loan
11/24/99   20,000  Todd Ream     Services      (2)        1,876   4(2)
11/24/99   60,000  Fred N. Smith      Services   (2)    5,628   4(2)
       -------------                                 ----------
         27,719,533                                  1,699,866

The issued securities were valued as follows:
-(1)  Stock  issuances signified by Footnote (1) to Daniel  J.  Mendez  and
Albert N. Figueroa on 10/27/97, 2/4/98 and 7/21/98 were valued at the closing market price on the date of issuance discounted by 75%.

-(2) The stock issuances signified by Footnote (2) were negotiated at arms-length, and not tied to any specific price per share value.

-(3) Stock issuances signified by Footnote (3) on 6/21/99 were issued pursuant to a contractual obligation requiring issuance of said shares on 1/30/98. The shares were valued at closing market price on 1/30/98 which was $0.07, discounted by 50% ($0.035).

-(4) Stock issuances signified by Footnote (4) on 9/27/99 were issued pursuant to a settlement agreement for past services performed over the period 1/1/97 through 9/30/99. The shares were valued at closing market price of the stock at the end of each month during which services were performed, discounted by 50%.

-(5) Stock issuances signified by Footnote (5) on 9/27/99 for "conversion of loan" were valued at closing market price on 9/30/99, discounted by 50%.

-(6) Stock issuances signified by Footnote (6) on 11/24/99 were issued pursuant to a settlement agreement for past services performed over the period 10/1/99 through 11/30/99. The shares were valued at closing market price of the stock at the end of each month during which services were performed, discounted by 50%.

-(7) Stock issuances signified by Footnote (7) on 11/24/99 for "conversion of loan" were for loans made prior to 9/30/99 and were valued at closing market price on 9/30/99, discounted by 50%.

-(8) The individual employees or key service providers receiving these shares in settlement of a claim, each performed substantial and necessary services for the Company during fiscal 1997, 1998 and 11 months 1999, for which they had not been compensated; and, with respect to which they had continuing claims for compensation. The individuals on September 27, 1999, entered into an agreement with the Company, wherein each claimant agreed to accept, and the Company agreed to issue, the specified number of shares of the Company's restricted common stock in full and complete satisfaction of the claim.

Item 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company has only one type of security, Common Stock with par value equal to $0.001. Prior to September 27, 1999, there were 200,000,000 authorized shares of Common Stock of which 186,013,021 shares were issued/outstanding. However, on September 27, 1999, the Board of Directors passed a resolution to increase the authorized shares to 400,000,000 with a par value of $0.001. On October 4, 1999, shareholders representing a majority of outstanding shares approved the resolution. A certificate of amendment was filed in the public records of the State of Nevada on October 7, 1999. Management has no current plans to use additional authorized common stock for the purpose of purchases or acquisitions.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.


Item 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law,. (NRS 78.7502) under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

Item 13.     FINANCIAL STATEMENTS
AND SUPPLEMENTARY DATA

                             JAAK (JACK) OLESK
                        Certified Public Accountant
                     270 North Canon Drive, Suite 203
                              (310) 288-0693

                       INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
Largo Vista Group, Ltd.

I have audited the accompanying consolidated balance sheet of Largo Vista Group, Ltd. as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity <deficit> and cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Largo Vista Group, Ltd. as of December 31, 1998, and results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. Significant litigation uncertainties also exist as described in Note 6.
The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Jaak Olesk CPA
Beverly Hills, California
April 24, 1999

(except for note 6 which is dated June 15, 1999)
(except for note 7 which is dated October 7, 1999)

                          Largo Vista Group, Ltd.
                        Consolidated Balance Sheet
                             December 31, 1998

                                  ASSETS
Current Assets
 Cash (Note 5)                               $     13,528
 Inventories                                      226,385
 Prepaid expenses and
  advances to suppliers                            62,486
Total current assets                              302,399

Fixed assets
 Property and equipment                         1,109,669
 <Less> accumulated depreciation                 <277,787>
Total fixed assets                                831,882

Other Assets
 Loans to officers                                 19,007
 Deferred expenses                                 44,715
 Other                                            215,568
Total other assets                                279,290
                                             $  1,413,571
                                             ============

     LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>
Current Liabilities
 Accounts payable                            $    892,184
 Accrued expenses                                 516,543
 Taxes Payable                                     95,999
 Notes Payable                                  1,645,146
 Advances and Other                             1,800,995
Total current liabilities                       4,950,867

Litigation contingencies   (Note 6)

Shareholders' Equity <Deficit>
 Common Stock, 200,000,000 shares
 authorized; .001 par value;
 183,863,021 shares issued and
 outstanding                                      183,863
 Additional Paid-in Capital                     8,138,245
 Retained earnings <deficit>                  <11,859,404>
Total shareholders' equity <deficit>           <3,537,296>
                                             $  1,413,571
                                             =============

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                   Consolidated Statements of Operations


                                   For the Year Ended
                                December 31,   December 31,
                                    1998          1997

Revenue                         $  1,476,971   $ 2,472,378
Cost of sales                      1,353,537     2,449,902
Gross profit                         123,434        22,476

Expenses:
 General and administrative
 and Other                           760,491     2,843,257

<Loss> From operations              <637,057>   <2,820,781>

Other income <expense>:

Interest <expense>                  <198,652>     <180,550>
Other income                         141,229        70,427
<Loss> before income taxes          <694,480>   <2,930,904>

Income taxes                               -             -

NET <LOSS>                      $   <694,480>  $<2,930,904>
                                ============   ============
<LOSS> per share of
  common stock                  $       <.01>  $      <.02>
                                ============   ============
Weighted average
 shares outstanding              181,565,237   177,130,257
                                ============   ============

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                   Consolidated Statements of Cash Flows


                                         For the Year Ended
                                      December 31,  December 31,
                                          1998        1997
Cash flows from <for>
 Operating activities:
Net <loss>                            $  <694,480>  $<2,930,904>
Adjustments to reconcile
net<loss> to cash flows
<for> operating activities:
  Depreciation                             67,926        73,530
  Changes in assets and
  liabilities:
Accounts payable                         <380,603>      672,787
Accrued expenses                          452,284        51,505
Notes and taxes
payable and other                         145,781     1,427,764

Net cash flows <for>
 operating activities:                   <409,092>     <705,318>
Cash flows from
 investing activities:                          -             -
Cash flows from
  financing activities:
Issuance of
common stock                              322,911       804,588

Increase <decrease> in cash               <86,181>       99,270
Cash at beginning of year                  99,709           439
Cash at end of year                   $    13,528   $    99,709
                                      ===========   ===========
Supplemental cash
 flows information:

Cash paid for interest                $         -   $         -
                                      ===========   ===========
Cash paid for taxes
                                      $         -   $         -
                                      ===========   ===========
Non-cash financing
 transactions:

Shares issued
 for services and
 debt extinguishment
 (includes compensation
 settlement of claims)                $   322,911   $   804,588
                                      ===========   ===========

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
         Consolidated Statements of Shareholders' Equity <Deficit>


                                    Additional    Retained
                  Common   Stock     Paid-In      Earnings
                  Shares    Amount   Capital      <Deficit>     Total
<D>
Balance at
Dec. 31, 1996  173,219,068 $173,219 $7,021,390 $ <8,234,020> $<1,039,411>

Common shares
issued for
services
during year
ended
Dec. 31, 1997    6,704,895    6,705    797,883            -      804,588

Net<loss>for
Year ended
Dec. 31, 1997            -        -          -   <2,930,904>  <2,930,904>
               ___________  _______  __________ ____________  ___________
Balance at
Dec. 31, 1997  179,923,963  179,924  7,819,273  <11,164,924>  <3,165,727>

Common shares
issued for
services
and debt
extinguishment
during the
year ended
Dec. 31, 1998    3,939,058    3,939    318,972            -      322,911

Net <loss>
for the
year ended
Dec. 31, 1998
                         -        -          -     <694,480>    <694,480>
               ___________ ________ __________ _____________ ____________
Balance at
Dec. 31, 1998  183,863,021 $183,863 $8,138,245 $<11,859,404> $<3,537,296>
               =========== ======== ========== ============= ============

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements
                             December 31, 1998

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and basis of consolidation

     The consolidated financial statements include the accounts of Largo Vista Group, Ltd. (the "Company"), a Nevada corporation, (date of incorporation was January 16, 1987) its wholly-owned subsidiary, Largo Vista, Inc., a California corporation (Largo Vista Inc. has had no significant operations) (date of incorporation was October 12, 1988) its wholly-owned subsidiary Everlasting International, Ltd., a Nevada Corporation, and Kunming Xinmao Petrochemical Industrial Co., Ltd., a Chinese entity (see Note 4). The Chinese entity operates a natural gas distribution business. The United States entities have no operations. Inter-company accounts and transactions have been eliminated. All amounts in these financial statements and footnotes are in United States dollars (See Note 5).

Cash and Cash Equivalents

     Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

Loss per Share

     The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented. There are no common stock equivalents. The company only has common shares outstanding; therefore a diluted presentation not shown.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of shares for services

     Shares issued for services were valued based upon estimated fair market value of services. The policy for "valuation of shares" applies to transactions with both employees and non-employees. The policy is one of negotiation between the parties. In the case of non-employees, final value is approved by a majority of the Board of Directors; and, in the case of employees, final value is approved by a majority of the Board of Directors
with the interested director abstaining.   During the periods presented,
United States management's compensation has primarily been in the form of issuance of shares by the Company.

Inventory

     Inventory, valued at lower of cost of market, on the first-in, first-out basis consists primarily of liquid natural gas.
                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment and depreciation

     Property and equipment consists of a building, storage tanks, railroad cars and miscellaneous equipment. All property and equipment is located in China. Depreciation is primarily by the straight line method over estimated useful lives, generally of approximately five to thirty years.

Impairment of Assets - Long-lived assets used in operations are accessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows are less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal are accounted for at the lower of amortized cost or fair value, less cost to sell.

Deferred Expenses

     Deferred expenses consists primarily of deposits including on telephone, utilities and office facilities.

Other Assets

     Other assets consists primarily of slower moving inventory items, which have the appropriate fair market value, but to be conservative have not been classified as current.

Notes payable

     Notes payable consists primarily of unsecured short-term loans, non-interest bearing demand notes. A loan of $30,000 is payable to an entity controlled by the Company's majority shareholder.

Advances and other

     Advances and other consists primarily of advances to suppliers and miscellaneous payables, primarily non-interest bearing.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998
Income Taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

Foreign currency translation
  "During the periods presented the company had no significant foreign currency transaction gains or losses."

Revenue recognition

     The Company recognizes revenue upon delivery or pick up of natural gas. There is not a significant amount of credit transactions.

Reclassifications

     Certain prior year amounts have been reclassified to conform with 1998 classifications.

Note 2 - Basis of presentation and considerations related to continued existence (going concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $694,480 and $2,930,904 for the years ended December 31, 1998, and 1997, respectively. Additionally, current liabilities exceed current assets by $4,648,468 at December 31, 1998. These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

     The Company's management intends to raise additional operating funds through equity and/or debt offerings, and or institutional lines of credit in China. However, there can be no assurance management will be successful in this endeavor.

Note 3 - Income taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

     As the Company has not generated taxable income since inception no provision for income taxes has been provided. At December 31, 1998, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998


Note 4 - December, 1996 Business Combination

     In late, December, 1996 the Company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd., ("Everlasting") a Nevada corporation and Proton Technology Corporation Limited, ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd., ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

     The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. As there was no significant difference between the book value and fair market value of the acquired no goodwill nor negative goodwill has been recorded. Minority interest is not shown either on the balance sheet or statement of operations since the consolidated entity has losses and negative net assets (negative net worth). The minority interest has no obligation to make good on any losses the company incurs.

     The operating results of the acquired business have been included in the consolidated statement of operations from January 1, 1997.

     Congruent with this transaction, the Company: changed its fiscal year to a calendar year; changed the par value of its common stock from $0.002 to $0.001; and increased the authorized shares of its common stock from 100,000,000 to 200,000,000.

     Largo Vista Group, Ltd.Notes to Consolidated Financial Statements
                       (continued)December 31, 1998
Note 5 - Chinese subsidiary

                       Kunming Xinmao Petrochemical
                      Industrial Co., Ltd. ("Xinmao")
                     (Stated in United States Dollars)
                 Condensed Balance Sheet-December 31, 1998
                      (Separate Financial Statements)

                                  ASSETS
Current Assets
 Cash                                        $    13,528
 Inventories                                     226,385
 Prepaid expenses and
  advances to suppliers                           62,486
Total current assets                             302,399

Fixed assets
 Property and equipment                        1,109,669
 <Less> accumulated depreciation                <277,787>
Total fixed assets                               831,882

Other Assets
 Other Receivable                                 19,007
 Deferred expense                                 44,715
 Other                                           215,568
Total other assets                               279,290
                                             $ 1,413,571
                                             ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>

Current Liabilities
 Accounts payable                            $   668,656
 Accrued expenses                                126,554
 Taxes payable                                    46,591
 Notes payable                                 1,645,146
 Advances and other                            1,800,995
Total current liabilities                      4,287,942

Shareholders' Equity <Deficit>                <2,874,371>
                                             $ 1,413,571
                                             ===========

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998
Note 5 - Chinese subsidiary (continued)

                       Kunming Xinmao Petrochemical
                           Industrial  Co., Ltd.
                     (Stated in United States Dollars)
                     Condensed Statement of Operations
              For the Year Ended December 31,  1998 and 1997
                      (Separate Financial Statements)


                                    1998          1997
Revenue                         $  1,476,971   $ 2,472,378
Cost of sales                      1,353,537     2,449,902
Gross profit                         123,434        22,476

Expenses
Writedown of receivables              53,849     1,131,288
Selling, general and
administrative expenses              451,922       578,032
                                     505,771     1,709,320

<Loss> from operations              <382,337>   <1,686,844>
Interest <expense>                  <198,652>     <180,550>
Other income                         141,229        70,427

NET <LOSS>                      $   <439,760> $ <1,796,967>
                                ============  =============

     The financial information in Note 5 has been prepared in Renminbi, the national currency of the People's Republic of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00=RMB 8.28 quoted as of September 30, 1999. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on September 30, 1999, or any other date.
The Chinese Renminbi is pegged to the United States dollar, i.e. the monetary authorities of the People's Republic of China tie the value of their currency to the United States Dollar. There has been no significant change in the exchange rate during the periods presented.

     At December 31, 1998 the entire cash balance of $13,528 on the consolidated balance sheet of Largo Vista Group, Ltd. was in Renminbi, a currency which is not freely convertible into United States dollars. At December 31, 1998 Largo Vista Group, Ltd., including all its subsidiaries, had no United States dollars on hand or in banks, anywhere in the world.

     From inception (January 16, 1987) to date (April 24, 1999) the United States entities of the Company have had no assets, no revenues and no operations. During this period however, the United States entities have incurred significant losses.
                          Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements
                       (continued)December 31, 1998
Note 5 - Chinese subsidiary (continued)
     Beginning Retained Earnings (at December 31, 1997) of Kunming Xinmao Petrochemical Industrial Co. Ltd. included a loss carry-forward of approximatly $2 million already on the books at the time the Company acquired Xinmao. This item was a carry over from the acquisition by Largo Vista Group, Ltd., and not a result of operations under the control of Largo Vista Group Ltd..

Note 6 - Litigation Contingencies

Litigation in China
1.  Sichuan Province Panzhihua Peoples Court
In January, 1998, a breach of contract action was commenced in the Sichuan Peoples Court, P.R. China by Claimant Panzhihua Petrochemical Industry Co., Ltd. ("Panzhihua") against Defendant Kunming Xinmao Petrochemical Industrial Co. Ltd. ("Xinmao"), and Defendant Beihai Hi-Tech LPG Co., Ltd. ("Beihai"). Panzhihua brought the action for damages against Beihai for failure to deliver LPG to Panzhihua as agreed, and against Xinmao as guarantor of Beihai's performance under the agreement. Beihai defaulted in the suit, and in March, 1998, the Court rendered a judgment against Xinmao in the approximate amount of U.S. $452,000. As a result of this judgment, during the fiscal year ended December 31, 1998, a significant portion of the Company's physical assets were attached and executed upon, including twelve of its eighteen rail tank cars (25MT capacity), three service vehicles, six apartment units. The judgment is completely satisfied.

2.  YONGHENG (Everlasting) NEVADA INTERNATIONAL CO., LTD.,
    Plaintiff vs. CHAN MAU TAK, Defendant
Action filed on May 14, 1998 in the High Court of Hong Kong Special Administration Region, Case HCA14528/98 by Plaintiff Everlasting International, Ltd. vs. Defendant Chan Mau Tak. Plaintiff brought the action for breach of contract on the basis that the Defendant failed to fulfill all of his obligations under the transfer agreement wherein Everlasting purchased its ownership interest in Xinmao; specifically, the Defendant failed to assist Xinmao to increase its customer base and represented that certain receivable accounts were collectible, but were deemed valueless by Everlasting. Everlasting asked for damages of HK$1mm. The Court rendered judgment in favor of Everlasting in the amount of HK$1mm plus damages plus 13.08% interest per annum. However, the Defendant has appealed the judgment on the basis of failure of service of process. Everlasting has provided evidence that service was made on the Defendant at two addresses provided to the Plaintiff. The Defendant has not responded to the Plaintiffs response, and the matter is still under consideration. The judgment has not been accrued as an asset because its collectibility is too speculative.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998


Note 7 - Subsequent Event

     On September 27, 1999 the Company's Board of Directors approved a resolution increasing the authorized common shares to 400,000,000. On October 7, 1999 this document was filed with the Nevada Secretary of State.

Following are unaudited financial statements and footnotes as of September 30, 1999. (Management's assertion - these statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the interim period.)


                       JAAK (JACK) OLESK
                  Certified Public Accountant
                270 North Canon Drive, Suite 203
                Beverly Hills, California 90210
                         (310) 288-0693




                ACCOUNTANT'S COMPILATION REPORT


To the Shareholders and Board of Directors
Largo Vista Group, Ltd.

I have compiled the accompanying consolidated balance sheet of Largo Vista Group, Ltd. as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity <deficit> and cash flows for the nine months ended September 30, 1999, and the nine months ended September 30, 1998, in accordance with Statements on Standards for Accounting and Review Services issued by American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. Significant litigation uncertainties also exist as described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Beverly Hills, California

November 12, 1999

                    Largo Vista Group, Ltd.
                   Consolidated Balance Sheet
                       September 30, 1999

                             ASSETS
Current Assets
 Inventories                                 $    251,822
 Prepaid expenses and
  advances to suppliers                            65,365
Total current assets                              317,187

Fixed assets
 Property and equipment                         1,111,456
 <Less> accumulated depreciation                 <328,931>
Total fixed assets                                782,525

Other Assets
 Other receivable                                  93,510
 Deferred expenses                                 35,108
 Other                                            176,464
Total other assets                                305,082
                                             $  1,404,794
                                             =============

         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>
Current Liabilities
 Accounts payable                            $    859,079
 Accrued expenses                                 826,706
 Taxes Payable                                     98,197
 Notes Payable                                  1,669,526
 Advances and Other                             2,036,981

Total current liabilities                       5,490,489

Litigation contingencies   (Note 6)

Shareholders' Equity <Deficit>
 Common Stock, 400,000,000 shares
 authorized; .001 par value;
 210,099,545 shares issued and
 outstanding                                      210,100
 Additional Paid-in Capital                     9,729,372
 Retained earnings <deficit>                  <14,025,167>
Total shareholders' equity <deficit>           <4,085,695>
                                             $  1,404,794
                                             =============

              See accountant's compilation report.
  See accompanying notes to consolidated financial statements.

          Largo Vista Group, Ltd.
                   Consolidated Statements of Operations

                            For the Three Months       For the Nine Months
                            Ended September 30,        Ended September 30,
                              1999           1998       1999        1998

Revenue                 $   301,834  $    262,305  $   831,660  $ 1,120,979
Cost of sales               270,646       291,904      765,372    1,081,888

Gross profit <loss>          31,188       <29,599>      66,288       39,091
Expenses:
 General and
 administrative
 and Other                1,809,532       145,984    2,114,539      540,685

<Loss>    From    operations     <1,778,344>       <175,583>    <2,048,251>
<501,594>

Other income <expense>:
Interest <expense>         <40,049>     <132,089>    <124,444>    <231,133>
Other income                    971       105,867        6,932      178,094
<Loss> before
    income    taxes              <1,817,422>       <201,805>    <2,165,763>
<554,633>

Income taxes                      -             -            -            -

NET   <LOSS>                $<1,817,422>   $   <201,805>   $<2,165,763>   $
<554,633>
                             ===========       ===========      ===========
===========
<LOSS> per share of
  common stock         $      <.01>  $      <.01> $      <.01> $      <.01>
                            ===========       ===========      ============
============
Weighted average
 shares outstanding     201,354,037   179,923,963  189,693,360  179,923,963
                       ===========   ===========  ===========  ===========

              See accountant's compilation report.
  See accompanying notes to consolidated financial statements.

                 Largo Vista Group, Ltd.
                   Consolidated Statements of Cash Flows

                               For the Three Months    For the Nine Months
                               Ended September 30,     Ended September 30,
                                 1999        1998        1999       1998
Cash flows from <for>
 Operating activities:
Net <loss>                 $<1,817,422> $<201,805> $<2,165,763> $ <554,633>
Adjustments to reconcile
net<loss> to cash flows
<for> operating activities:
  Depreciation                  18,517     16,115       50,043      51,572
  Changes in assets and
  liabilities:
Inventories                         <23,768>       10,572          <25,437>
452,891
Accounts    payable                   <25,716>      47,551         <33,105>
5,850
Accrued    expenses                   111,869        28,650         310,163
10,160
Notes and taxes
payable and other              103,723     94,757      233,207     <43,017>

Net cash flows <for>
 operating activities:      <1,632,797>    <4,160>  <1,630,892>    <77,177>
Cash flows from
 investing activities:                -          -            -           -
Cash flows from
  financing activities:
Issuance of
common    stock                     1,617,364             -       1,617,364
-

Increase   <decrease>   in   cash      <15,433>      <4,160>       <13,528>
<77,177>
Cash   at   beginning  of  period        15,433       26,692         13,528
99,709
Cash  at  end  of  period        $         -  $   22,532   $          -   $
22,532
                                ============      ========      ===========
===========
Supplemental cash
 flows information:

Cash  paid  for interest       $         -    $        -   $          -   $
-
                                 ==========       =========     ===========
==========

Cash  paid  for taxes          $         -    $        -   $          -   $
-
                                 ===========     =========      ===========
==========
Non-cash financing
  transactions:
  Shares for services
   or debt
(includes compensation
 settlement of claims)               $ 1,582,364   $1,582,364
                                    ===========   ===========

              See accountant's compilation report.
  See accompanying notes to consolidated financial statements.

                           Largo Vista Group, Ltd.
          Consolidated Statements of Shareholders' Equity <Deficit>
                                    Additional    Retained
                 Common   Stock      Paid-In      Earnings
                 Shares    Amount    Capital     <Deficit>      Total
Balance at
December 31,
1998          183,863,021 $183,863 $8,138,245 $<11,859,404> $<3,537,296>

Net <loss>
for the Six
months ended
June 30,
1999                    -        -          -     <348,341>    <348,341>

Balance at
June 30,
1999          183,863,021  183,863  8,138,245  <12,207,745>  <3,885,637>

Common stock
sold for
cash on Sept.
23, 1999          700,000      700     34,300            -       35,000

Common Stock
issued for
services
during the
three months
ended Sept.
30,  1999      20,093,762   20,094  1,142,270            -    1,162,364

Common stock
issued to
extinguish
liabilities
during the
three months
ended Sept.
30, 1999        5,442,762    5,443    414,557            -      420,000

Net <loss>
for the three
months ended
Sept.
30, 1999                -        -          -   <1,817,422>  <1,817,422>

Balance at
Sept.
30, 1999      210,099,545 $210,100 $9,729,372 $<14,025,167> $<4,085,695>
              =========== ======== ========== ============  ===========

                     See accountant's compilation report.
         See accompanying notes to consolidated financial statements.

                  Largo Vista Group, Ltd.
           Notes to Consolidated Financial Statements
                       September 30, 1999

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and basis of consolidation

      The consolidated financial statements include the accounts of Largo Vista Group, Ltd. (the "Company"), a Nevada corporation, (date of incorporation was January 16, 1987) its wholly-owned subsidiary, Largo Vista, Inc., a California corporation, (date of incorporation was October 12, 1988) its wholly-owned subsidiary Everlasting International, Ltd., a Nevada Corporation, and Kunming Xinmao Petrochemical Industrial Co., Ltd., a Chinese entity (see Note 4). The Chinese entity operates a natural gas distribution business. The United States entities have no operations. Inter-company accounts and transactions have been eliminated. All amounts in these financial statements and footnotes are in United States dollars (See Note 5).

Cash and Cash Equivalents

      Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

Loss per Share

     The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented. There are no common stock equivalents. The company only has common shares outstanding; therefore a diluted presentation not shown.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.


Valuation of shares for services

      Shares issued for services were valued based upon estimated fair market value of services. This policy applies to transactions with both employees and non-employees. During the periods presented, United States management's compensation has primarily been in the form of issuance of shares by the Company.

Inventory

      Inventory, valued at lower of cost of market, on the first-in, first-out basis consists primarily of liquid natural gas.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999


Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment and depreciation

     Property and equipment consists of a building, storage tanks, railroad cars and miscellaneous equipment. All property and equipment is located in China. Depreciation is primarily by the straight line method over estimated useful lives, generally of approximately five to thirty years.

Impairment of Assets - Long-lived assets used in operations are accessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows are less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal are accounted for at the lower of amortized cost or fair value, less cost to sell.

Deferred Expenses

Deferred expenses consists primarily of deposits including on telephone, utilities and office facilities.


Other Assets

Other assets consists primarily of slower moving inventory items, which have the appropriate fair market value, but to be conservative have not been classified as current.


Notes payable

      Notes payable consists primarily of unsecured short-term loans, primarily non-interest bearing demand notes. A loan of $30,000 is payable to an entity controlled by the Company's majority shareholder.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999

Advances and other

      Advances and other consists primarily of advances to suppliers and miscellaneous payables, primarily non-interest bearing.

Income Taxes

      The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

Foreign currency translation

  "During the periods presented the company had no significant foreign currency transaction gains or losses."

Revenue recognition

      The Company recognizes revenue upon delivery or pick up of natural gas. There is not a significant amount of credit transactions.

Reclassifications

     Certain prior year amounts have been reclassified to conform with 1999 classifications.


Note  2  -  Basis of presentation and considerations related to   continued
existence (going concern)

      The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,165,763 and $554,633 for the nine months ended September 30, 1999, and 1998, respectively. Additionally, current liabilities exceed current assets by $5,173,302 at September 30, 1999. These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999


      The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in this endeavor.

Note 3 - Income taxes

      The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

      As the Company has not generated taxable income since inception no provision for income taxes has been provided. At September 30, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At September 30, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

Note 4 - December, 1996 Business Combination

      In late, December, 1996 the Company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd., ("Everlasting") a Nevada corporation and Proton Technology Corporation Limited, ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd., ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

     The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. As there was no significant difference between the book value and fair market value of the acquired no goodwill nor negative goodwill has been recorded. Minority interest is not shown either on the balance sheet or statement of operations since the consolidated entity has losses and negative net assets (negative net worth). The minority interest has no obligation to make good on any losses the company incurs.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999

      The operating results of the acquired business have been included in the consolidated statement of operations from January 1, 1997.

      Congruent with this transaction, the Company: changed its fiscal year to a calendar year; changed the par value of its common stock from $0.002 to $0.001; and increased the authorized shares of its common stock from 100,000,000 to 200,000,000.

Note 5 - Chinese subsidiary

                  Kunming Xinmao Petrochemical
                Industrial Co., Ltd. ("Xinmao")
               (Stated in United States Dollars)
           Condensed Balance Sheet-September 30, 1999
                (Separate Financial Statements)

                             ASSETS
Current Assets
 Inventories                                 $   251,822
 Prepaid expenses and
  advances to suppliers                           65,365
Total current assets                             317,187

Fixed assets
 Property and equipment                        1,111,456
 <Less> accumulated depreciation                <328,931>
Total fixed assets                               782,525

Other Assets
 Other receivable                                 93,510
 Deferred expense                                 35,108
 Other                                           176,464
Total other assets                               305,082
                                             $ 1,404,794
                                             ===========

         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>

Current Liabilities
 Accounts payable                            $   615,121
 Accrued expenses                                237,556
 Taxes payable                                    45,749
 Notes payable                                 1,669,526
 Advances and other                            2,036,981
Total current liabilities                      4,604,933

Shareholders' Equity <Deficit>                <3,200,139>
                                             $ 1,404,794
                                             ===========

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999

Note 5 - Chinese subsidiary (continued)

                  Kunming Xinmao Petrochemical
                     Industrial  Co., Ltd.
               (Stated in United States Dollars)
               Condensed Statement of Operations
      For the Nine Months Ended September, 30 1999 and 1998
                (Separate Financial Statements)

                        For the Three Months    For the Nine Months
                        Ended September 30,     Ended September 30,
                          1999        1998        1999       1998

Revenue                $ 301,834  $262,305   $  831,660  $1,120,979
Cost of sales            270,646   291,904      765,372   1,081,888
Gross profit              31,188  <29,599>       66,288      39,091

Expenses
Writedown of receivables  16,763         -       16,763     47,206
Selling, general and
administrative expenses   83,284  119,377      262,117     365,954

<Loss> from operations   <68,859> <148,976>   <212,592>   <374,069>
Interest <expense>       <40,049> <132,089>   <124,444>   <231,133>
Other income                 971   105,867       6,932     178,094

NET <LOSS>             <107,937>$ <175,198> $ <330,104> $ <427,108>
                       ========= ==========   ==========  =========

     The financial information in Note 5 has been prepared in Renminbi, the national currency of the People's Republic of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00=RMB 8.28 quoted as of September 30, 1999. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on September 30, 1999, or any other date.
The Chinese Renminbi is pegged to the United States dollar, i.e. the monetary authorities of the People's Republic of China tie the value of their currency to the United States Dollar. There has been no significant change in the exchange rate during the periods presented.
COMMENT  38.


      From inception (January 16, 1987) to date (November 12, 1999) the United States entities of the Company have had no assets, no revenues and no operations. During this period however, the United States entities have incurred significant losses.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999

Note 5 - Chinese subsidiary (continued)

      Beginning Retained Earnings (at December 31, 1997) of Kunming Xinmao Petrochemical Industrial Co. Ltd. included a loss carry-forward of approximately $2 million already on the books at the time the Company acquired Xinmao. This item was a carry over from the acquisition by Largo Vista Group, Ltd., and not a result of operations under the control of Largo Vista Group Ltd..

Note 6 - Litigation Contingencies

Litigation in China
1.  Sichuan Province Panzhihua Peoples Court
In January, 1998, a breach of contract action was commenced in the Sichuan Peoples Court, P.R. China by Claimant Panzhihua Petrochemical Industry Co., Ltd. ("Panzhihua") against Defendant Kunming Xinmao Petrochemical Industrial Co. Ltd. ("Xinmao"), and Defendant Beihai Hi-Tech LPG Co., Ltd. ("Beihai"). Panzhihua brought the action for damages against Beihai for failure to deliver LPG to Panzhihua as agreed, and against Xinmao as guarantor of Beihai's performance under the agreement. Beihai defaulted in the suit, and in March, 1998, the Court rendered a judgment against Xinmao in the approximate amount of U.S. $452,000. As a result of this judgment, during the fiscal year ended December 31, 1998, a significant portion of the Company's physical assets were attached and executed upon, including twelve of its eighteen rail tank cars (25MT capacity), three service vehicles, six apartment units. The judgment is completely satisfied.

2.  YONGHENG (Everlasting) NEVADA INTERNATIONAL CO., LTD.,
    Plaintiff vs. CHAN MAU TAK, Defendant
Action filed on May 14, 1998 in the High Court of Hong Kong Special Administration Region, Case HCA14528/98 by Plaintiff Everlasting International, Ltd. vs. Defendant Chan Mau Tak. Plaintiff brought the action for breach of contract on the basis that the Defendant failed to fulfill all of his obligations under the transfer agreement wherein Everlasting purchased its ownership interest in Xinmao; specifically, the Defendant failed to assist Xinmao to increase its customer base and represented that certain receivable accounts were collectible, but were deemed valueless by Everlasting. Everlasting asked for damages of HK$1mm. The Court rendered judgment in favor of Everlasting in the amount of HK$1mm plus damages plus 13.08% interest per annum. However, the Defendant has appealed the judgment on the basis of failure of service of process. Everlasting has provided evidence that service was made on the Defendant at two addresses provided to the Plaintiff. The Defendant has not responded to the Plaintiffs response, and the matter is still under consideration. The judgment has not been accrued as an asset because its collectibility is too speculative.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                       September 30, 1999


Note 7 - Increase in Authorized Shares

      On September 27, 1999 the Company's Board of Directors approved a resolution increasing the authorized common shares to 400,000,000. On October 7, 1999 this document was filed with the Nevada Secretary of State.


Item 14.     CHANGES IN AND DISAGREEMENTS
WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

No Change in accounting or in accountants in the last 3 years.

Item 15.     FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements

Report of Independent Certified Public Accountants

Consolidated Financial Statements

Notes to Consolidated Financial Statements

 (b)  Exhibits Required by Item 601 of Regulation SK

3(i) Articles of Incorporation of Largo Vista Group, Limited
3(ii) Bylaws of Largo Vista Group, Limited
3 (iii) Articles of Incorporation of Largo Vista Inc.
3 (iv) Bylaws of Largo Vista Inc.
3. (v) Articles of Incorporation of Everlasting International Limited 3 (vi) Bylaws of Everlasting International Limited

4. Instruments defining rights of security holders, including indentures.

None.


9.   Voting Trust Agreements

None

10   Material Contracts

-(a)Contract:  November 25, 1999, Largo Vista/UAPC Partners seller; Mekong
    Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 20,000 metric tons of diesel oil during the months of December 1999 and January 2000; total contract price approximately $3,300,000 USD. See exhibits.

-(b)Contract:  December 18, 1999, Largo Vista/UAPC Partners seller; Mekong
    Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 2,600 metric tons of gasoil 1% sulphur and 3,000 metric tons of unleaded mogas 92 during the month of December 1999; contract price approximately $430,000 USD for gasoil, and approximately $560,000 USD for mogas 92. See exhibits.

-(c)Joint Venture Agreement, On October 12, 1999, Largo Vista with the
    United Arab Petroleum Corporation ("UAPC"), named Largo Vista/UAPC Partners, wherein LVG shall hold 51% of the assets and liabilities, and shall share 51% of the income and expenses of the JV; and, UAPC 49%.

-(d)Joint Venture Agreement, on December 12, 1999, Largo Vista/UAPC
    Partners Mr. Ahmed Hasan Abdul Qahir Al Shaibani, Dubai, United Arab Emirates (UAE), to form Largo Vista Group, Ltd. (LLC of Dubai, UAE). Largo Vista/UAPC Partners will hold 49% (Largo Vista 25% and UAPC 24%) of the assets and liabilities, and shall share 49% of the income and expenses of the JV; and, Al Shaibani 51%.

-(e) No other material contracts.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                        Title                    Date



Acting President/ CEO     /s/Daniel J. Mendez          January 13, 2000
                             Daniel J. Mendez

Acting Secretary/Treasurer/s/Albert N. Figueroa        January 13, 2000
                             Albert N. Figueroa

Director                 /s/ Deng Shan                 January 13, 2000
Deng Shan

FOLLOWING EXHIBITS WERE IN THE ORIGINAL FILING

Memorandum of Understanding
Wuhan minyi Fuel Gas Petrochemical Co. Ltd (Hereinafter referred to as Minyi)

Memorandum of Understanding
Guilin Municipal Garden Fuel Gas Pipelines. Ltd.
 (Hereinafter referred to as Guocheng)

EX-2.C  Articles of Incorporation Xinmao

EX-2.D AGREEMENT AND PLAN OF REORGANIZATION
EVERLASTING INTERNATIONAL, LTD. (hereinafter "Everlasting")
PROTON TECHNOLOGY CORPORATION LIMITED, a Bahamas
Corporation (hereinafter "Proton");
LARGO VISTA GROUP, LTD.
(hereinafter "Largo"),

CERTIFICATE OF AMENDMENT OF
RESTATED ARTICLES OF INCORPORATION OF
(after issuance of stock)
Largo Vista Group, Ltd.


RESTATED ARTICLES OF INCORPORATION
As Amended December 7, 1998
LARGO VISTA GROUP, LTD.



EX-3.II
AMENDED  BY-LAWS OF
(Amended 12/7/98)
LARGO VISTA GROUP, INC.

EX-3.III
CERTIFICATE OF SECRETARY
By Laws Certificate

EX-10.A.I
APPROVAL CERTIFICATE OF ENTERPRISES WITH FOREIGN INVESTMENT IN THE PEOPLES REPUBLIC OF CHINA

EX-10.A.II
BUSINESS LICENSE OF ENTERPRISE IN THE
PEOPLE'S REPUBLIC OF CHINA
REGISTERED NO. 000010


EX-10.A.III
BUSINESS PERMIT TO ENGAGE IN LPG
BUSINESS IN YUNNAN PROVINCE

EX-10.B
AGRICULTRUAL BANK OF CHINA YUNNAN
PROVINCIAL BRANCH DOCUMENTS
No.477(1996)
NOTICE OF SUBSIDIARIES OF THE
AGRICULTURE BANK OF CHINA, YUNNAN
PROVINCIAL BRANCH ACTING AS THE AGENTS
FOR THE COLLECTION AND RECEIPT OF
PAYMENT FOR KUNMING XINMAO
PETROCHEMICAL INDUSTRIAL CO., LTD.

EX-10.C
Agreement On Supply of Liquefied Petroleum Gas


EX-10.E
Method of Insurance for LPG Credit

EX-21
ARTICLES OF INCORPORATION OF KUNMING
XINMAO PETROCHEMICAL INDUSTRIAL CO.,LTD.


NEW EXHIBITS FILED WITH 10-SB A/1

EX - 3. IV
EMPLOYMENT AGREEMENT
Daniel J. Mendez

                           EMPLOYMENT AGREEMENT


           THIS EMPLOYMENT AGREEMENT (this "Agreement"), is by and between DANIEL J. MENDEZ ("Employee") and Largo Vista Group, Ltd. ("Employer").

          1. Employment. Employer employs Employee and Employee accepts employment under the terms and conditions of this Agreement.

          2. Term. The term of this Agreement shall be for Twelve (12) months. Upon mutual agreement of the parties, this Agreement may be extended for an additional period upon written notice given to Employee not less than one month prior to the termination of this Agreement.

          3. Compensation. For all services rendered by Employee, Employer shall pay Employee a salary commencing on the date written above of $150,000 per year, payable in equal monthly installments due and payable by the first day of each month in the amount of $12,500 each. Salary payments shall be subject to withholding and other applicable taxes.

                a. Earned Bonuses. Employee shall be entitled to bonuses according to net sales productivity of Employer as set forth in Exhibit "A".

          4. Duties. Employee is engaged as president of Employer. Employee shall have authority to those decision making and managerial duties regarding the business of Employer and shall supervise and direct all of the business of Employer according to business plans and strategies provided by Employer, reporting only to the board of directors. The precise services of Employee may be extended or curtailed by mutual written agreement of Employer and Employee from time to time.

          5. Extent of Services. Employee shall devote his entire productive time, ability and attention to the business of the Company; and shall perform all duties in a professional, ethical and businesslike manner. Employee will not, during the term of this Agreement, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor, or in any other business capacity, which is competitive with the business of the Company, without the express written consent of the Company.

          6.     Working  Facilities.   Employer  shall  provide   offices,
stenographic help and such other facilities and services as are suitable to Employee's position and appropriate for the performance of his duties.

          7.    Health Insurance.   Employer shall provide health insurance
for Employee and his family with an insurance carrier of Employer's choice.

          8.    Expenses.   Employee  may  incur  reasonable  expenses  for
promoting and operating Employer's business, including expenses for entertainment, travel and other items. Employer will reimburse Employee for all such reasonable expenses upon Employee's presentation of an itemized account of such expenditures. If the Company advances cash or credit to Employee, Employee shall provide an itemized account of such expenses.

          9. Employee as a Shareholder of Employer. Employer recognizes that Employee may be a shareholder of Employer pursuant to the "1999 Employee Stock Purchase Plan".

          10. Products. All products and/or services designed, improved or enhanced by Employee, will be the sole property of Employer and Employee will not be allowed to possess or use them unless Employer agrees in writing thereto.

          11. Vacations. Employee shall be entitled each year to a vacation of twenty (20) work days during which time his compensation shall be paid in full. Vacation days shall be earned and accrue on a pro rata basis each month. Vacation days accrued by the Employee and unused on December 31st of each year may be carried forward and used during the next 12 month period provided, however, that no vacation days may accrue beyond 24 months. Upon termination of employment, Employee shall be entitled to pay, at the then current salary, for all unused vacation days accrued and/or carried forward to a maximum of forty (40) days.

          12. Disability. If Employee is unable to perform his services by reason of illness or incapacity for a period of more than two months, the compensation thereafter payable to him during the continued period of such illness or incapacity shall be reduced by fifty percent (50%). Employee's full compensation shall be reinstated upon his return to full employment and discharge of his full duties. Subject to all applicable federal and state laws, and notwithstanding anything to the contrary, Employer may terminate this Agreement for cause at any time after Employee shall be absent from his employment, for whatever cause, for a continuous period of more than three (3) months, and the obligations of Employer shall thereupon terminate. If it is determined, pursuant to the terms of this Agreement, that Employee is disabled or incapacitated and cannot discharge the duties and responsibilities contemplated hereunder, Employee shall have the right to hire an employee to replace him in whatever position he may have at that time.

       13. Termination without Cause. Without cause, Employer or Employee may terminate this Agreement at any time upon thirty (30) days' written notice to Employee; and, if requested by Employer, shall continue to render his services, and shall be paid his regular compensation according to paragraph
3 above, up to the date of termination. In addition, there shall be paid to Employee on the date of termination a severance allowance equal to One
(1) month full salary at his then current annual salary.


          14.   Termination With Cause.   Employer may terminate Employment
"with cause" without notice, and Employee shall be paid his regular compensation up to the date of termination according to paragraph 3 above.

          For purposes of this Agreement, termination "with cause" shall be for any of the following:

                a. Any breach of any material obligation owed to the Company;

                b. Any breach of any term of this Agreement or neglect of his duties described hereunder;

                c. Any act of insubordination, or failure to follow the directive of the Company's board of directors; or

                d. Any dishonest conduct, conviction of a felony or any act involving moral turpitude.


          15. Termination Upon Sale of Business. Notwithstanding anything to the contrary, Employer may terminate this Agreement upon thirty (30) days' written notice upon the happening of any of the following events which any one event will be treated as a termination without cause for purposes of severance allowance pursuant to this Agreement.

               a. The sale by Employer of substantially all of its assets to a single or a group of associate purchasers;

                b. The sale, exchange or other disposition, in one transaction, of at least two-thirds of the outstanding common shares of the Employer;

                c. A decision by Employer to terminate its business and liquidate its assets; or the merger or consolidation of Employer in a transaction in which the shareholders of Employer receive at least fifty percent (50%) of the out- standing voting shares of the new or continuing corporation.

               d. Notwithstanding the foregoing, should Employer agree to sell all or substantially all of its assets, Employer shall ensure that the shares of common stock then owned by Employee are sold at the same price and upon the same terms as that of other shareholders; and Employer shall make a reasonable effort to ensure that the purchasing person and/or entity shall retain Employee as its employee upon the same terms and conditions as contained in this Agreement.

          16. Notices. Any notice required or desired to be given under this Agreement shall be deemed given if in writing sent by certified mail to the parties at the address hereinbelow.

          17. Waiver of Breach. The waiver by Employer of breach of any provisions of this Agreement by Employee shall not operate or be construed as a waiver of any subsequent breach by Employee. No waiver shall be valid unless in writing and signed by an authorized officer of Employer.

          18. Death During Employment. If Employee dies during the term of employment, Employer shall pay to the estate of Employee the compensation which would otherwise be payable to Employee up to the end of the month in which death occurs.

          19. Assignment. Employee acknowledges that the services to be rendered by him are unique and personal. Accordingly, Employee may not assign any of his rights under this Agreement. The rights and obligations of Employer under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Employer.

          20. Entire Agreement. This Agreement contains the entire understanding of the parties. It may not be changed orally but only by an Agreement in writing signed by the party against an enforcement of any waiver, change, modification, extension or discharge as sought.

          21. Governing Law. This Agreement shall be governed by and construed under the laws of the State of California.

          22. Integration Clause. This instrument contains the entire agreement between the parties hereto and supersedes any and all prior written and/or oral agreements. This Agreement may be altered or modified only in writing signed by the parties hereto.

          23. Arbitration. The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Orange County, California. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own attorney's fees, costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.


          24.  Attorneys' Fees.   Should any party seek the enforcement  of
any term of this Agreement, the prevailing party thereunder shall be entitled to attorneys' fees and costs for the enforcement of such term or provision.

          25. Confidentiality. Employee hereby acknowledges that he has received information regarding the business of Employer, including but not limited to customer lists, product information, business strategy, employee agreements, which information is confidential information (the "Confidential Information"). The parties hereto recognize and acknowledge that the Confidential information is proprietary and integral to Employers business and agrees to keep such Confidential Information confidential and not disclose the same to any third person, corporation and/or entity for a period of three (3) years subsequent to the termination of this Agreement or termination of Employee as an Employee of Employer, whether such termination is with or without cause. Information gained by Employee prior to employment and provided to Employer by Employee at inception of employment shall not be confidential for purposes of this Agreement.

          Effective Date. The effective date of this Agreement is January 1, 1999. IN WITNESS WHEREOF, the parties have executed this Agreement on this _________ day of _________________, 1999.

EMPLOYEE:


_________________________________
Daniel J. Mendez


EMPLOYER:  Largo Vista Group, Ltd.



By:_____________________________
    Albert N. Figueroa, Secretary/Treasurer

EX -3. V
CONSULTANT AGREEMENT
Deng Shan

                         AGREEMENT  FOR  SERVICES


      This Agreement is made and entered into as of the 1st day of January, 1999 ("Effective Date"), by and between Deng Shan ("Consultant"), and Largo Vista Group, Ltd., a Nevada Corporation ("Client").


In consideration of the mutual covenants contained herein the parties agree as follows:


1.   Services to be Rendered by Consultant:

     a. Consultant shall be available, from time to time as required by Client to provide general business consultation services to Client regarding business in China.

     b. As required by Client, Consultant shall perform research and analyses pertinent to the purchase of any business entity or real estate in China in which the Client contemplates involvement; make recommendations concerning legal issues, financing, and other terms and conditions pertaining to the transaction.

     c. As required by Client, Consultant shall perform research and analysis pertaining to investment opportunity in China with a focus on LPG companies needs and requirements; utilities, communications; manufacture, marketing and sale of water purification systems and components, consult with potential merger candidates in China, and assist as far as possible in negotiations with Chinese companies pursuant to formation of strategic alliances with Largo Vista


2.   Compensation to Consultant:

     a. Consultant's compensation and remuneration for services performed under this Agreement shall be $100,000 per year.

     b. Consultant may, at the option of the Consultant, elect to accept common stock of the Company in lieu of cash. The value of the shares shall be subject to negotiation and agreement between the Consultant and the Client.

     c. Client shall reimburse the Consultant for all expenses incurred in connection with the performance of his duties and responsibilities for Client including, but not limited to, air travel, car rental, hotel accommodations, meals, and other expenses directly related to the rendering of services pursuant to this Agreement.


3.   Confidentiality and Non-Disclosure:

     a. Consultant has executed a separate Confidentiality Agreement which is incorporated by reference herein.

     b. The obligations stated in this paragraph shall survive the termination of this agreement for a period of one year.

4.  Term and Termination:

     a. This agreement shall continue from the effective date hereof for a term of one year. It may be terminated or cancelled by either party giving not less than 30 days written notice thereof.

     b. In the event the agreement is terminated by Client without cause prior to the end of the term set forth above, Client shall pay Consultant the equivalent of One (1) month minimum retainer as set forth in paragraph 2.a.
          above.

5.   Assignment:

     a. No assignment of this agreement, or of any right or obligation hereunder, shall be made by either party without the written consent of the other party.

6.   Miscellaneous:

     a.   Time is of the essence of each provision of this Agreement.

     b. Whenever consent or approval of either party is required, that party shall not unreasonably withhold such consent or approval.

     c. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, administrators, successors and assigns.

     d. All sums payable under this Agreement shall be paid in lawful money of the United States of America.

     e. This Agreement shall be construed and interpreted in accordance with the laws of the State of Nevada.

     f. This Agreement contains all the agreements of the parties and cannot be amended or modified except by a written agreement signed by a duly authorized officer of Client and Consultant and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing.

     g. The definitions contained in this Agreement shall be used to interpret this Agreement.

     h. The captions of this Agreement shall have no effect on its interpretation.

     i. When required by the context of this Agreement, the singular shall include the plural.

     j. All notices provided in this Agreement shall be in writing and shall be sufficient if sent by registered United States mail or by personal service to the address of each party as set forth below or any other address provided by each party to the other in writing subsequent to the execution of this Agreement.

     k.   The  unenforceability, invalidity, or illegality of any provision
          shall   not   render  any  other  provision  of  this   Agreement
          unenforceable, invalid, or illegal.

     l. Neither any failure nor any delay on the part of either party hereto in exercising any right, power, or privilege under this Agreement or at law shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any other right, power or privilege.

     m. The parties shall execute and deliver all documents and perform all further acts that may be reasonably necessary to effectuate the provisions of this Agreement.

     n. If any party to this Agreement is in default, and the non-defaulting party commences legal action against the defaulting party, the non-defaulting party shall be entitled to have and recover from the defaulting party reasonable Consultant's fees and costs of bringing the action.


     The Agreement set forth above is based on an oral understanding on the effective date evidenced by past services rendered by the Consultant to the Corporation. The effective date of this Agreement is January 1, 1999. IN WITNESS WHEREOF, the parties have executed this Agreement on this _________ day of _________________, 1999.

Consultant                              Largo Vista Group, Ltd.

By:_____________________________        By:______________________________

      Deng Shan                              Daniel J. Mendez, President

EX - 10.D
CONTRACT (TEN YEAR LEASING CONTRACT)

                                 Contract

Owner (Party A): Kunming Xinmao Petrochemical Industry Co. Ltd.
Contractor (Party B): Hong Kong De Xiang Tuo Yi Industry Co.

For the purpose of taking the advantage of joint venture company, implement the Contract of Kunming Xinmao Petrochemical Industrial Co., Ltd. and protect the economic interest of two parties, and under the leadership of the Board of Directors of Kunming Xinmao Petrochemical Industrial Co., Ltd., the Chinese party (Kunming Municipal Fuel Company) recommends Party B (Hong Kong De Xiang Tuo Yi Industrial Company) to contract for the whole operation, and Party B accepts this recommendation. Therefore, the Board of Directors of Kunming Xinmao Petrochemical Industrial Co., Ltd. has agreed through discussion that Party B is contracted and responsible for conducting all business activity of Xinmao Co. and the following agreement has been thus reached:

I. Term of Contract: ten years from the issuing date of business license, i.e. from August 28, 1992 to August 28, 2002.

II. Content of Contract: Party B 1. has the full operational power; 2. is solely responsible for the profits or losses; 3. guarantees Party A's profit preservation.

III. Target of profit preservation: during the contract period, Party B shall pay periodically a profit of nine million RMB to the Chinese party.

IV.  Calculation method for profit preservation:

1. The calculation time shall start from August 28, 1992, after three years, Party B shall return the investment of 3.5 RMB to the Chinese party.
2. From August 28 of the fourth year to August 28 of the fifth year, Party B shall pay a profit of 1.5 million RMB to the Chinese party each year.
3.   From August 28 of the sixth year to August 28 of the tenth year, Party
  B shall pay a profit of 500,000 RMB to the Chinese party each year.
4. The Chinese party shall enjoy the contracted profit paid by Party B according to the regulations of this contract, and shall not participate the profit distribution of Party B.

V.   Withdrawal and use of Depreciation Expense:

After the return of the investments of both parties, Party B shall withdraw a depreciation expense at a rate of 10% of the booked fixed assets as costs. The depreciation expense shall be used for purchasing and renewing fixed assets of the company or for other costs. The items for purchase and renewal shall be proposed by Party B and submitted to board of directors for approval. The assets purchased and renewed should be managed by Party B.

VI.  Rights and Obligations of two parties:

1.   The rights and obligations of Party A:
  (1)  Have the right to supervise Party B to operate legally;
  (2) Have the right to check and urge both Chinese and foreign parties in paying their investments; and
  (3) Coordinate the Chinese party to lease to Party B at favorite prices the operational places and offices. Lease agreements should be signed through discussion between Party B and Chinese party.

2.   Rights and obligations of Party B:
  (1) After signing the contract, Party B has the full right to operate the company independently, including the use of production funds and decide all production activities;
  (2) According to the Articles of Incorporation of the company, has the right to decide the wages, distribution of bonus, personnel system and employment of all staff members of the company;
  (3)    Has   the  right  to  determine  the  mode  of  interior  economic responsibility system and organization all setting-up;
  (4)  Has the right to borrow loans from banks independently;
  (5) With the consent of board of directors, may apply to the Registration Bureau for altering business scopes;
  (6) Reports the conditions of the company to Party A, submits financial statements and statistic statements regularly, pays profits to the Chinese party according to the regulations of this contract and accepts the leadership of the Board of Directors;
  (7) During the contract period, the fixed assets purchased by Party B with the funds other than the registered capital shall be owned by Party B.

VII. Modification, dismissal and obligations for breach of contract:

1.    From  the date of the contract coming into effect, both parties shall
  completely  fulfill  their  rights  and  obligations  according  to   the
  regulations of the contract. None of the parties shall modify or dismiss this contract arbitrarily, or modify or dismiss the contract due to the alteration of legal representatives of the two parties.
2. Should one of the followings occur, the contract may be dismissed or modified:
  (1). The contract can not be fulfilled due to the force majeure or natural calamity; and
  (2). Party B can not make any profit from the operation due to the adjustment of national policies and regulations and law.
3. Should either party fail to fulfill the contract, it shall bear the obligations for breach of contract according to the regulations of economic laws of the People's Republic of China.




VIII.     Others:

1. Any unforeseen matters to this contract shall be solved through friendly negotiation by Parry A and Party B.
2. The original contract is in quadruplicates, Party A and Party B hold two copies respectively. Five duplicated copies shall be submitted to the board of directors.



Party A: Kunming Xinmao Petrochemical Industrial Co., Ltd. (sealed)
(signed by)
Chan Mau Tak    Li Kaixin
Xu Ming           Huang Youhua
August 28, 1992



Party B: Hong Kong De Xiang Tuo Yi Industrial Company (sealed)
(signed by) Chan Mau Tak and Xu Ming

August 28, 1992

EX - 10.F
JOINT VENTURE AGREEMENT
LARGO VISTA/UAPC PARTNERS

                        JOINT   VENTURE   AGREEMENT

     This Agreement is made and entered into as of the 12th day of October, 1999 ("Effective Date"), by and between United Arab Petroleum Corporation with registered offices located at 4336 Covington Hwy, Suite 107, Decatur, Georgia 30036 (hereinafter referred to as "UAPC"), and Largo Vista Group, Ltd. with offices located at 4570 Campus Drive, Newport Beach, California 92660 (hereinafter referred to as "Largo Vista"), and collectively referred to as "Parties". Each Party, by this "Joint Venture Agreement", agrees to engage in and carry on as joint venturers in the business of the objectives set forth below.

OBJECTIVE:

The primary objectives of this Joint Venture is the establishment of a group that may purchase and sell crude oil, refined petroleum products and contracts; and to establish and/or operate a petroleum refinery in China. The business office for this Joint Venture operation may be established at a location that is mutually agreeable to the parties

TO CARRY OUT the objectives of the joint venture, the parties mutually agree as follows:

1. The name of the Joint Venture shall be Largo Vista/UAPC Partners. The parties hereto may enter into agreements that shall be legally binding upon the Joint Venture provided that the non-contracting party consents to the agreement in writing.

2. The Term of this Agreement shall commence on the Effective Date above and continue for Ten (10) years, unless sooner terminated by mutual agreement or in accordance with the terms herein.

3. The assets and business of the Joint Venture shall be jointly owned by UAPC and Largo Vista with ownership percentages being designated as UAPC 49%, and Largo Vista 51%. All profits and operational expenses shall be shared in the same 49% and 51% proportionate basis.

4. The parties shall each mutually share in the responsibility of the management of this Joint Venture.

5. The Parties shall mutually agree upon the employment of a general manager and chief financial officer. The duties of the general manager shall include, but not be limited to, the following:

          (a) Responsibility for hiring, placement, and supervision of all employees of the Joint Venture, except the chief financial officer/controller, and all personnel relations requirements associated with the Joint Venture.

     (b) Purchase or acquisition of any and all personal property necessary for operation of the Joint Venture. Title to all acquired property shall be taken in the name of the Joint Venture.

(c) Planning, scheduling, and conduct of all business incidental to operation of this Joint Venture, including purchase of all supplies, materials, and services required. The manager shall be responsible for the sale of the sale of the products or services of the Joint Venture.

(d) Receipt of and responsibility for all income realized by the Joint Venture, and the manager shall hold all funds received as a trustee for the exclusive benefit of the Joint Venturers.

     (e) Establishment of a bank account at a bank established and operated under the laws of any location or jurisdiction that is mutually agreeable to the Parties.

     (f) Disbursement of any funds belonging to the Joint Venture that are on deposit in the Joint Venture account, for the satisfaction of all debts, obligations, and expenses of the Joint Venture. The manager shall be authorized to sign all checks and drafts for these purposes. The countersignature of the chief financial officer/controller shall be required for any check in excess of $3,000.

6. The Joint Venture shall keep and maintain a complete set of records and books of account concerning the operation of the Joint Venture, which shall be open at all reasonable times for inspection and examination upon receipt by the General Manager of Five (5) Days written notice of a request for such inspection or examination by the inspecting party. An annual financial statement shall be prepared by the Joint Venture within Sixty (60) days after the end of the fiscal year of the Joint Venture which shall be December 31st of each year.

7. No assignment of this agreement, or of any right or obligation hereunder, shall be made by any party without the written consent of the other parties.

8. UAPC will provide clients and source of products for the trading operation.

9. The UAPC has authorized Largo Vista, through it's subsidiary (Kunming Xinmao Petrochemical Industry Ltd.,) to negotiate the purchase or lease of the refinery located in the P.R.China.

10. UAPC shall be responsible for providing a technical group to rehabilitate any refinery in P.R. China and coordinate financing for said project.

11. Full Disclosure And Records: Each party shall at all times be fully obligated to fully and completely disclose, in a timely manner, any and all information (written and/or oral) which may exist concerning the proprietary information developed or acquired in connection with the operations of the Joint Venture, especially the procuring of products and sales to clients. This information shall include accounting and accounts related to the Joint Venture operation.

12. Non-Circumvention-Disclosure: The parties agree that during the course of this agreement and for a period of two (2) years commencing with the effective date set forth above, and in the period leading to the execution of the trading activities, as contemplated hereunder, that certain names, telephone and facsimile numbers, and other electronic addresses or personal or mail introductions that will be, or already have been, disclosed by each party to others. It is understood that the foregoing information is furnished by the introducing/disclosing party to this agreement, and that the other party shall not make any further contact or transact any business without prior written consent of the disclosing party.

     The above non-circumvention-disclosure provision is intended to ensure employment of common sense and good faith and fair dealing in its application and meaning given the sensitive nature of information and the great but undeniable economic detriment that would befall the applicable party. Therefore, the parties hereto, each agree to keep confidential the information in whatever form or manner it is acquired, for a period of two (2) years from the date of this agreement, first set forth above.

13. Counterparts: The parties may execute this Agreement in two or more counterparts, which shall be deemed signed by all the parties, and each counterpart shall be an original instrument against any party who has signed it.

In consideration of the mutual promises of the Parties to the terms set forth in this agreement, each Party has set its hand and seal on date first recorded above.



____________________________       _____________________________

Daniel J. Mendez                   Uthman Shakr

President, Largo Vista Group, Ltd.           Vice President Operations,
UAPC

Date: _______________________      Date: ________________________

EX-10. G
JOINT VENTURE AGREEMENT
LARGO VISTA GROUP, LTD., LLC, DUBAI, UAE


                               MEMORANDUM OF
                                ASSOCIATION
                             LIMITED LIABILITY
                                  COMPANY


This memorandum is entered into on the day   12/12/99 Between the parties
as follows:

1.   Mr. AHMED HASAN ABDUL QAHIR AL SHAIBANI.   U.A.E. Nationality, place &
     date of birth Yaghrus, 1957,  Holder Passport No. A0013129, Address: Dubai
     - Merdif -Pvt. Villa - P.O. Box: Dubai. Hereinafter referred to as:
               FIRST PARTY (PARTNER)

2.   MR. DANIEL JOHN MENDEZ - U.A.E. Nationality, Place of Birth
     (CALIFORNIA) 1952 Holder Passport No: 0344883705 Address Dubai - Deira - Al Rigga Al Hady Building - Sixth Floor - Flat No: 603, Tel: 267958 - P.O.
     Box: 4146 Dubai. Hereinafter referred as:
               SECOND PARTY (PARTNER)

3.   MR. UTHMAN A. SHAKR - U.A.E. Nationality, place of Birth (GEORGIA)
     1957 Holder Passport No: 045004969, Address Dubai - Diera - Al Rigga Al Hady Building - Sixth Floor - Flat No: 603, Tel: 267958, P.O. Box: 4146 Dubai, Hereinafter referred to as:
               THIRD PARTY (PARTNER)

The above mentioned parties agreed to establish a Limited Liability COMPANY in the Emirate of Dubai under the provisions of UAE Federal law No. (8) of 1984 concerning Commercial Companies and its amendments and in accordance to the following provisions and terms

                         ARTICLE (1): DEFINITIONS

1.   In this Memorandum, the word shall have the following meanings:
1.1 "THE COMPANY" shall mean the Company formed pursuant to this Memorandum.
1.2 "Commercial Register" shall mean the commercial register at the Department.
1.3 "THE COMMERCIAL COMPANIES LAW" means the federal law No. 8 of 1984 concerning commercial companies and its amendments.
1.4 "DIRECTOR(S)" means the director or the directors of the company appointed pursuant to this memorandum.
1.5 "THE ECONOMIC DEPARTMENT" shall mean the Economic Department of the Emirate of Dubai.
1.6 "THE MINISTRY" shall mean the ministry of Economy and Commerce in the Emirate of Dubai.
1.7 "THE PARTNER(S)" shall mean the parties to this memorandum and any person or legal entity which becomes the holder of a share in the capital of the company in accordance with the term of this memorandum.

ARTICLE (2): NAME OF THE COMPANY:

2. "The name of the Company is "LARGO VISTA GROUP, LTD." (Limited Liability Company) (Hereinafter referred to as The Company).


                    ARTICLE (3) OBJECTS OF THE COMPANY

3.1 The objective of the company is caring on the trade of: "Crude Oil, Refined Oil Products"
3.2 The company may not carry on the business of insurance banking or investment of funds for the account of third parties.


ARTICLE (4): HEAD OFFICE OF THE CO.

4. The head office of the COMPANY shall be in Emirate of Dubai, should be permissible for the COMPANY to other establish branches, offices and/or agencies in the United Arab Emirates and abroad.


ARTICLE (5)" DURATION OF THE CO.

5. The duration of the COMPANY shall be ten (10) years Gregorian years, Commencing on the date of the registration of the COMPANY in the Commercial Register. Such period will be renewable automatically for similar periods except if one party informed either party in writing of his wish to terminate this contract before three months at least of expire date.


ARTICLE (6) THE CAPITAL OF THE CO.

6.1  The capital of the COMPANY in Durham's is three hundred thousand
     (300,00) only divided into three hundred equal cash shares (300), the value of cash share is Dhs one thousand Durham's (1,000.00)
6.2 The capital of the COMPANY is divided among partners in the following manner:

     First Name     Share     in Cash   Percentage
     of Partners    No.  Value          of the capital

     1)   Mr. Ahmed H. Abdul Qahir Al Shaibani
                    153       153.000   51%
     2)   Mr. Daniel John Mendez
                    75        75.000         25%
     3)   Mr. Uthman Ahmed Shakr
                    72        72.000         24%

     Total:              300       300,000   100%

6.3 The partners declare that: The value of cash shares has been fully paid and has been deposited in the COMPANY'S account.

                      ARTICLE (7): TRANSFER OF SHARES

7.1 Any Partner may transfer his shares in the COMPANY to one or more partners or to a third party by way of an written instrument notarize by the concerned authorities.
7.2 If one of the partners intends to transfer his shares with or without a price to a person who is not a partner, he must notify the other Partners through the Company's Director about the terms of transfer and the Company's director must notify the rest of Partners soon to his receiving of such transfer notice. Any partner may apply to acquire the shares at the agreed price, in the event of a disagreement on the price, Article 231 of the Commercial Company Law shall be applied.
7.3 If within thirty days from the date of the notice, none of the partners exercise their rights to acquire the shares, the partner shall be free to dispose his shares.
7.4 If more than one of the partners exercise their rights to acquire the shares under transfer question, this shares shall be divided between them in proportion to the share which each of them holds in the capital subject to provisions of Article 227 of the Commercial Companies Law.
7.5 No transfer shall be valid as against the COMPANY or third party until it is recorded in the Register of Partners and Commercial register. The
COMPANY may not refuse to record transfer in the Register of partners unless it contravenes the provisions of this Memorandum.
7.6 In all events, the transfer must not result in the reduction of the shares of the national partners in the capital of the COMPANY to less than 51% of the total shares nor increase the number of partners to more than fifty nor decrease it to less than two.

ARTICLE (8): REGISTER OF PARTNERS:

8.1 Special Register of Partners shall be prepared by the COMPANY and kept at its main office which should include the following:

     a)   Full Name of each Partner:
     b)   Nationality:
     c)   Profession:
     d)   Domicile:
     e)   Address:
     f)   Number and value of the shares owned by each of them.
     g) Details of all dealings carried out with regard to the shares, together with the dates thereof.

8.2 The DIRECTOR shall be jointly liable for maintaining the register and for accuracy of its content, the partners and any interested party shall have the right to review such register.

8.3  The COMPANY shall provide both the Ministry and the Economic
     Department in January of each year with the particulars recorded in the register referred to the above and amendments thereto.

ARTICLE (9): MANAGEMENT OF THE COMPANY:

9.1  The Partners have agreed that the Managing director shall be:

     1)   Mr: Daniel John Mendez - U.S.A. Nationality.

9.2 1. The Director shall be appointed for a period(1) Year (Gregorian) commencing from the date of registration of the Commercial Register. Renewable automatically It shall be permissible to reappoint the director whose period of appointment have or has expired the director shall be subject to removal in accordance with the Commercial Companies Law or in such manner as the partners shall agree at a General Assembly.

9.3 The Director shall have all of the powers necessary for the management of the Company, representing the company and signing on its behalf and carrying out all acts required by its objects. The Powers of Managing Director include the following:

     1.) The power of the director include representing before all local authorities, government departments, ministries, all companies, establishments or other business and documents papers and contracts with or before them. To represent with the banks to open and close accounts in the name of the company and to operate such bank U.A.E. accounts to borrow on behalf of the company and sign all necessary documents, guarantee required for bank facilities, without responsibility on the first party and signed papers and documents and guarantee for bank required . Such authorities shall not be restricted except as provided for by the Commercial Companies
          Law and by resolution by the General Assembly.
     2.) To acquire, dispose assign, sell, pledge, etc. of any of the assets of the company.
     3.) To sign all documents relating with the labor Department, Immigration Department, Traffic Department of Commerce.
     4.)  To appoint and terminate the employees and fix their remuneration.
     5.) To do all other acts and deeds in the company's name and for its interest and benefits.
     6.)  To borrow funds from third parties or out of own personal source on behalf of the company, at such terms and conditions as he may deem reasonable and repay the principal, interest and other financial charges thereon and to execute all relevant documents supporting the transactions.
     7.) To delegate any of this authorities to employees or third parties where such delegation are expressly not prohibited by the Commercial Company Law or other regulating or by the General Assembly.

9.4 The Board of Directors shall convene its meeting in Dubai at the invitation of the Managing Director or request of any member of the Board of Directors of the Company.

9.5 Meeting of Board of Director(s) shall not be valid unless the majority of Directors are present and decision shall be taken by the majority of the votes of those present at the meeting. Managing Directors shall have a casting vote in case of tie votes.

9.6 The minutes of the meeting of Board of Director(s) shall be recorded in a separate register kept at the head office. The minutes shall be signed by the Directors attending the meeting.

                    ARTICLE (10):  FINANCIAL MANAGEMENT

10.1 The Company's Director shall prepare the Company/s balance sheet profit and loss account. He shall also prepare a annual report of the Company's activities, its financial position and the proposal for the distribution of profits. All the above should be completed within three months of from the end of the Company's financial year.
10.2 The balance sheet and the profit and loss account shall be submitted to the annual General Assembly for approval.
10.3 The Director shall within ten days of receipt of the Partners approval of the balance sheet and the profit and loss account, provide the Ministry and the Department of Economic Development with the aforesaid documents.

                    ARTICLE (11): THE GENERAL ASSEMBLY

11.1 The company shall have a General Assembly composed of all the partners. The General Assembly shall be convened at the invitation of the director at least once yearly on the date and the place to be determined by the director during the four months following the end of financial year. Invitations to attend the General Assembly shall be given by the Director and the Director must call a General Assembly if so required by the Board of Supervision, if any, or by a number of Partners holding not less than one quarter of the capital.

11.2 Invitation to attend the General Assembly if so required by the board of Supervision, if any, or number of Partners holding not less than one quarter of the capital. Invitations to attend the General Assembly shall be sent by registered mail with acknowledgement of receipt addressed to each Partner at least twenty one days before the date of the meeting. The invitations must include the particulars of the agenda and place, date and time of the meeting.

11.3 Every Partner shall have the right to attend a General Assembly irrespective of the number of shares he owns. A partner may, by proxy, delegate another partner other than the director to represent him in a general assembly. Each Partner shall have an number of votes equal to the number of shares he owns or represents

11.4 The agenda for the Annual General Assembly must include the following maters:

     a) Review of the report of the director on the Company's activities and financial position during the year, the report of the board of Supervision, if any and the auditor's report.
     b) Discussion and adoption of the balance sheet and profit and loss account.
     c) Determination of the share in the profits to be distributed among the partners
     d) Appointment of the Director or members determination of their remuneration.
e) Any other matter within its competence in accordance with the provisions of the Commercial Companies Law or this Memorandum.

11.5 The General assembly may not deliberate matters not include in the agenda unless serious issues are disclosed at the meeting which require discussion. Should any one of the partners request the inclusion of a specific matter on the agenda, the Director must do so, but if he fails to do so, the partner has the right to appeal to the General Assembly.

11.6 Every Partner shall have the right to discuss matters included in the agenda. The Director is obligated to reply to any Partner/s question, provided that, it is not detrimental to the Company's interest. Should one of the partners consider the reply of the Director to be insufficient, he may appeal to the General Assembly, whose resolution shall be binding.

11.7 Resolution of the General Assembly shall not be valid unless adopted by a number of partners representing at least half of the capital of the Company. If such majority is not achieved during the first meeting, a second meeting shall be convened within the twenty one days following the first meeting. Resolution at this meeting shall be adopted by half of the votes represented thereat.

11.8 The Director(s) may not participate in voting in on resolutions relating to discharge of his responsibility for the management.

11.9 Minutes adequately summarizing the discussions of the General Assembly should be prepared . The minutes and resolutions of the General assembly should be recorded in a special register kept at Company/s head office. Any of the partners may review the register personally or through an attorney. They may also review Company's balance sheet, profit and loss account and annual report.

11.10 Without prejudice to the rights of the third parties acting in good faith, a resolution adopted at a general assembly in violation of the provisions of the Commercial Companies Law or this Memorandum, benefiting certain Partners or causing damage to other partners without due consideration to the Company, shall be void. In this event, only the partners who had objected to adoption of the said resolution or those were unable to object thereto for acceptable reasons, may request the nullification of the resolution. A nullification resolution shall be considered as void for all partners.

11.11 A resolution of General Assembly to dismiss a Director shall be valid only if passed by a number of partners representing at least 75% of the shares in the Company.

ARTICLE (12): THE FINANCIAL YEAR:

12. The Financial year of the Company shall commence after 31st, December each year, with the exception of the first year, which shall commence on the date of the registration of the Company in the Commercial Register and end on 31st December of the same year.

ARTICLE (13): PROFITS AND LOSSES:

13.1 The Company shall allocate 10% of its net profit to create a statutory reserve. The Partners in the General Assembly may allocate additional reserves as they see fit. The Partners may resolve that allocation of net profits be discontinued when the reserve reaches half of the capital.
13.2 The profit shall be distributed between the partners in proportion of shares which each partners holds in the capital as follows:

     1)   Mr. Ahmed H. Abdul Qahir Al Shaibani         51%
     2)   Mr. Daniel John Mendez                  25%
     3)   Mr. Uthman Ahmed Shakr                  24%
                                             100%

13.3 Each of the partners shall only liable to the extent of his share(s) in the capital.

ARTICLE (14): THE AUDITOR

14. The Company shall have one or more Auditors registered in Dubai to be selected by the Partners at the General Assembly. The Auditor shall be subject to the same provisions concerning auditors of joint stock companies.

ARTICLE (15): VARATIONS ON THE MEMORANDUM:

15. It shall not be permissible to amend this Memorandum nor to increase or reduce the capital in the Company unless it is approved by a number of Partners holding 75% of the Capital of the Company, nor shall it be permissible to increase the obligations of the Partners save by their unanimous consent. A resolution to reduce the capital of the Company shall not be valid unless it is approved by the Economic Department. The Director(s) of the Company must serve and deposit the legal documents relating to the above and any amendments thereto with the Commercial Registry.

ARTICLE (16): DISSOLUTION OF THE COMPANY:

16.  The Company shall be dissolved for any of the following reasons:
     a) The expire of the period specified in this Memorandum unless this period is renewed.
     b) Fulfillment of the object for which the Company was established with another.
     c)   Company Amalgamation company.
     d) The Partners holding more than a half of the capital of the Company deciding to terminate the duration of the Company.
     e) Depletion of all or most of the assets of the Company making beneficial investment of the remainder of the assets, if any, impracticable.
     f) Upon the rendering of the decision from the court to dissolve the Company.


ARTICLE (17): LIQUIDATION OF THE COMPANY:

17. One or more liquidates shall be appointed by the partners at a General Assembly and in accordance with the provisions of the Commercial Companies law, unless the partners agree otherwise, upon the dissolution of the Company. If the liquidation is by decision of the court, the court shall determine the manner of the liquidation and powers of the director shall cease when the liquidator is appointed.

ARTICLE (18): NOTICES:

18. Notices sent by the Company to the Partners shall be in the form of registered recorded delivery letters to the address of each Partner as shown in this Memorandum, and recorded in the register of partners.


ARTICLE (19): COPIES
19. This Memorandum has been made and signed by the parties, one copy given to each of the parties, and the other copies for registration purposes as required by the Commercial Companies Law.


ARTICLE (20): MISCELLANEOUS

20.1 The Company shall not have been a corporate personality and shall not be allowed to perform its until it is registered in the Commercial Register. Individuals shall jointly liable for all acts or transactions performed on behalf of the Company by them prior to its registration.

20.2 Matters not provided for in this memorandum shall be subject to the provision of the Commercial Companies Law and its amendments and ministerial decisions made in implementation therefor.
20.3 This Memorandum and any amendments thereto shall be written in Arabic Language and notarized by the concerned authority, otherwise the memorandum and any amendments thereto shall be void. Should there be any amendment, such amendments must be annexed hereto.

ARTICLE (21): DEVOLUTION IN CASE OF DEATH OR INCAPACITY:

21.1 In case of death of shareholder, title to his shares shall be transferred to his heirs or legatees according to his personal law. The heirs or legatees shall choose one of them act their representative in all dealings with the Company.
21.2 In case a shareholder becomes legally incompetent due to tenancy, physical disability, insolvency, bankruptcy, winding up or any other cause, his legal representative shall carry on his rights and obligations in the company.
21.3 In the event that shareholder dies or a prodigal order is made against him or his bankruptcy is declared, his heir or personal representative or creditors shall have no right under any circumstances to demand placing seals on the assets or property of the company or to divide the same and shall not interfere with his management. However the heirs of the deceased shareholder or his representative may continue in the company and appoint others to represent them or withdraw from the company, in which case the shares of the deceased shareholders at price to be agreed upon and in case of failure to reach such agreement then the auditor shall determine the price. In case of share(s) belonging to UAE shareholder, such transfer shall be effected strictly in accordance with Article 7.7

IN   WITNESS   WHEREOF  the  parties  hereto  signed  this  Memorandum   of
Association, on the day, month and year herein above mentioned.

Signature of:

First Party
MR. AHMAD H. ABDUL QAHIR AL SHAIBANI

Signature of:
Second Party

MR. DANIEL JOHN MENDEZ

Signature of:
Third Party
MR. UTHMAN AHMED SHAKR

EX - 10. H
CONTRACT
MEKONG PETROLEUM JOINT VENTURE CO., LTD. (PETROMEKONG)
NOV 25, 1999

                                 CONTRACT




Ref. No. PetroMekong- United Arab /004- 1999
Date. Nov 25th, 1999
Can Tho city' Vietnam

This contract (Reference number PetroMekong- United Arab /004- 1999) made between: Mekong Petroleum Joint Venture Co., Ltd. (hereinafter called the "Buyer') and United Arab Petroleum Corporation (hereinafter called the "Seller".

This Contract witnesseth as follows:

1. Buyer:

Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG)
204 Tran Phu Street, Can Tho city, Vietnam,

2. Se11er:

United Arab Petroleum Corporation
4336 Covington Hwy, Suite 107 Decatur Georgia 30035
Te1 (404) 691 7580
Fax: (404) 696.8683
Account Number:

3. Product: Low Su1phur Diesel

4 Quality:

Base on shore tank or ships composite at: load port with specifications as follows

                               Item        Guarantee    Method
  -                            Specific Gravity 60/60 DF 0 82 - 0.86  ASTM
D-1298
  -                            Viscosity Kin Cst 40 DC  1.80 - 5 00   ASTM
D-445
  -                            Plash Point (P.M.C.C), DC Min 60  ASTM D-93
  -                            Water and Sediment, % vol.  Max 0.05   ASTM
D-2709
  -                            Ash Content Max 0.01     ASTM D-482
  -                            Carbon Residue, % wt     Max 0.05 ASTM D-l89
  -                            Cetane Index             Min 48   ASTM D-976
  -                            Distillation 90 %, DC    Max 370  ASTM D-86
                                         Sulphur Content, % wt   Max 1.0
ASTM D-4294
                                         Copper Strip Corrosion  Max No 1
ASTM D-130
                                         Pour Point, DC     Max 9     ASTM
D-97
                                         Colour ASTMMax 2.0 ASTM D-1500

  5.Quantity: 20,000 MT Low sulphur Diesel plus/minus 10 % at Seller's option

6. Quantity and Quality Determination:

Quantity and quality shall be determined by mutually independent inspector named SGS, Veritas.
Cost and expenses of such inspection at loadport shall be the Seller's account, inspection result shall be final and binding upon both the Seller and the Buyer.

7. Delivery:

Product shall be delivered CIF one safe mooring, at Cantho city, Vietnam during
26th Nov, 99 to 10th Jan, 2000. Cargo will be discharged by ship-to-ship transfer at one of Buyer's nominated mooring points:

(A) Mooring point no. 9:

CC-N1: 09 Deg 59' 34'' 2 N
          105 Deg. 50' 14'' 6 E

CC-N2: 09 Deg. 59' 40'' 7 N
          105Deg 50' 09" 4 E

B) Mooring point no. 10:

CC -N2:09 Deg. 59' 40" 7 N
    105 Deg 50' 09"  4 E

CC-N3: 09 Deg 59'  47" 4 N
          105 Deg 50' 04"5E

The partial shipments are allowed as following:

 .

                                       Loading dateDischarging date
                   The first shipment: 26 - 28 Nov, 99 28-31 Nov, 99
                   The second shipment:  7- 9 Dec.99   9 - 12 Dec, 99

The third shipment 20 - 22 Dec, 99                         22 - 25 Dec, 99
The last shipment   5 - 7 Jan,2000                          7 - 10 Jan,
2000

The quantity of each shipment 5.000 MT Low Sulphur Diesel

8. Price: CIF Can Tho Port

The fix price (CIF) is USD 168/MT of Low Sulphur Diesel (US dollars one hundred and sixty eight per metric ton)

Price shall be quoted up to three (3) decimal points with normal arithmetic rules of rounded off to apply.

9. PAYMENT.

9.1 In U.S. dollar for full invoice value by Irrevocable Letter of Credit issued by bank acceptable to Seller payable 60 (sixty) days from actual B/L date (B/L date count as day one) without withhold, deduction, discount, counterclaim or offset of any kind against presentation of Seller's invoice and usual shipping documents.

     No interest apply for the first 30 (thirty) days from B/L date. Seller will charge the Buyer an interest rate of 0.4% per month (fixed rate) for the rest days if any.

All Banking charges at the Buyer's banking; for the Buyer's account and at the seller's bank for the seller's account.

If the due date falls on Saturday or banking holiday other than Monday in New York, payment shall be made on the immediately preceding banking day. If due date falls on Sunday or Banking Holiday on Monday in New York, payment shall be made on the immediately following day.

9. 2 The payment shall be made when and only when these shipping documents are available.

9.2-1     Documents for VietComBank Branch in Cantho (for payment):


                     Document(s) Pieces Type

                               Clean on board B/L marked "Freight     03
2 Originals, 1 copy
                               repaied ".
                               Signed Commercial Invoice    03   2
Originals, 1 copy

Manifest                       02    1 Original, 1 copy


Certificate of Origin            03  1 Original, 2 copy
  -            Certificate of Quantity (at loadport)02 1 Original, 1 copy
  -            Certificate of Quality (at load,port)02 1 Original, 1 copy
  -                        Ullage report     021 Original, 1 copy
  -                    Time sheet/ time log, 021 Original, 1 copy
  -                Master's receipt of documents   02  1 Original, 1 copy
  -                 Master's receipt of samples    02  1 Original, 1 copy
              Ship tanks' inspection report or dry and 02   1 Original, 1
copy
                cleanliness certificate of loadport.
  -                  Beneficiary's certificate.    01  Copy
  -                       Shipping advise    01Original

  -Certificate of Insurance with               021 Original, 1 copy
  endorsement "to the order of
                  petromekong"

9-2-2 Documents to be presented to the Buyer (for custom clearance):

                         Document(s)              Pieces    Type

  -                              Clean on board B/L marked "Freight   03
1 Original, 2 copy
                                 repaied".
  -                              Signed Commercial Invoice. 03   l
Original, 2 copy
  -                              Manifest.        03   Copy
  -                              Certificate of Origin 02   1 original, 1
Copy
  -                              Certificate of Quantity (at loadport)
01                               Copy
  -                              Certificate of Quality (at loadport) 01
Copy
  -                              Ullage report    02   Copy
  -                              Time sheet/Time log   02   Copy
  -                              Master's receipt of documents   01   Copy
  -                              Master's receipt of samples     01   Copy
  -                              Ship tanks' inspection report or dry or
01
                                 cleanliness certificate of loadport.
Copy
  -                              Shipping advise. 01   Copy
  -                              Charter party    01   Copy

  -Certificate of Insurance with        02      1 Original, 1 copy
         endorsement "to the order of
                Petromekong "

The documents for custom clearance are sent by fax to the Buyer before the discharging. One set of originals (original B/L, original invoice and the other copy shipping documents) is sent directly to the Buyer through the Vessel's Master.


10. LAYTIME, AND DEMURRAGE:

10.1  .   Laytime at discharge places is 36 (thirty six) hrs per  5.000  MT cargo.
SHINC Laytime commences 6 (six) hrs. after NOR tender or when all fast to first lightering vessel whichever occurs first and cease upon hose disconnection.


10.2. Time loss by any of the following shall not count as laytime:
- Waiting for pilot, tide, daybreak.
- Time loss by vessel or machine broke down.
- Shifting Time from anchorage to places of discharging.
- Any time losses that cause by Crew's fault.
- Time loss due stormy weather shall be counted as half laytime.

10.3. Vessel arrives before the first day of the agreed date range, laytime shall commence when 1st barge along side or 06.00 hrs on the first day of the date range whichever occurs first. If vessel arrives after the agreed date range laytime shall conmence when first barge is along side.

10.4. Demurrage rate as charter party rate or max USD 5,000 PDPR. The demurrage computation to he finalized and reconciled by Buyer and Seller within 30 (thirty) days from the date of completion of discharge.

Payment   of   demurrage  is  settled  immediately   upon   completion   if
reconciliation, or on or before 30 (thirty) days from presentation of final invoice, whichever is earlier.

11 VESSEL NOMINATION AND CONDITION:

The seller at his own costs and expenses shall arrange shipment to the discharge ports (places) instructed by the Buyer. Any vessel nominated shall satisfy the following minimum requirements:

Any vessel nominated must have P & I certificate issued by West of England P & I Club or other International P & I clubs.

Any- vessel nominated must meet the requirements stipulated in the International Safety Management Code latest issue and amendments

Vessel's age shall not exceed 20 (twenty) years. In case if vessel's age exceeds 20 years, it could be accepted by the Buyer case by case basis, and this case the price shall be discounted by US DLR.0.05/BBL.

Before loading cargo, due diligence shall be made the vessel seaworthy and in every way fit for the voyage with her tanks, values, pumps and pipelines tight, strong and in good order and conditions and with a full and efficient complement of master, officers and crew for a vessel of her type, tonnage and flag.

Seller shall by written notice inform Buyer in advance of the vessel's information such as vessel's name, class, draft' measurements, flag etc. for Buyer's verification and acceptance. A copy of' Charter Party shall be attached for Buyer's reference as well.

12. NOTICE OF SHIPMENT:

     12-1Where applicable, at least 5 (five) days prior to vessel's arrival, Seller shall advise by fax or telex ETD, ETA and cargo particulars to buyer.

     12-2.36 hours, 24 hours, 12 hours', 6 hours prior to vessel's arrival, the Seller shall ask the Vessel's Master to inform by fax or telex to the Buyer or shipping agent about ETA and other concerned information.

12-3. Seller shall, at Buyer's request, provide other information for Buyer's convenience in performing the obligations under the contract.

13. TITLE AND RISK:

Title and risk of loss contamination of the cargo shall pass form seller to Buyer as the cargo passes the Vessel's permanent flange connection of the vessel at loadport or when the cargo passes receiving vessel's manifold if loading via Ship-to-Ship operation.

14. INSURANCE

Insurance shall be for the Seller's account and responsibility.

15. FORCE MAJEURE:

Neither party shall be liable to the other for the delay or failure in performance of its obligations under this agreement and to, the extent such delay or failure in performances arise from any cause or causes beyond the reasonable control of the party affected (hereinafter referred to as "Force Majeure"), including, but not limited to act of God, acts of government or government authorities compliance with law, regulations or storm, flood or earthquake, war (declared or not), rebellion, revolution or riots, strike or lockouts.

In the event of force majeure, the party so affected shall immediately provide written notice to the other party of such date and the nature of such force majeure and the anticipated period of time during which the force majeure conditions are expected to persist


16. Law and Arbitration:

English law and arbitration in Vietnam in accordance with the Arbitration rules of the Vietnam International Arbitration Center (VIAC rules) shall be applied.

17. Ship to Ship transfers:

1n case of S-T-S operation please note as follows:

(A) The entire S-T-S operation is to be approved by the relevant port authorities in Vietnam, and will be conducted at an approved location as stipulated by them within the anchorage.

(B) Vessel Master have the right, provided with reasonable explanation, to suspend S-T-3 operation if He considers it to be unsafe and continue only after he is satisfied of the safety aspects of the operation.

(C) All risks and costs in connection with such transfers shall be Buyer's.


18.   Other Terms and Conditions:

Other terms and Conditions shall be in accordance with Incoterms 1990 for CIF sale with latest amendment.

This contract and any amendment or modification shall become effective immediately upon mutual consents between parties, which shall be evidenced conclusively by each party's execution hereof or of a written amendment or modification hereof.

In witness whereof, the parties hereto have executed this Contract by their authorized representatives as of the date first above written.


Seller                                Buyer



United Arab Petroleum Corporation               Mekong Petroleum J/V Co.,
Ltd.
Mr. Uthman Shakr                           Dr. Nguyen Thanh Hai
V.P. Operations
General Director


                                ASSIGNMENT


      THE UNDERSIGNED, hereby assigns all rights, benefits and privileges, and delegates all duties and obligations in that certain agreement by and between the undersigned and Mekong Petroleum Joint Venture Company Ltd. (Petromekong), 204 Tran Phu Street, Can Tho City, Vietnam, dated November 25, 1999, attached hereto and incorporated herein as Exhibit "A", to the Largo Vista/UAPC Partners Joint Venture established on October 12, 1999. Said assignment shall be legally binding upon the Joint Venture upon execution of the Approval below.



Uthman A. Shaker                        11/26/99
Name                               Date of Assignment

Vice President Operations
Title

All terms and conditions of the above referenced agreement are accepted and approved.




Daniel J. Mendez                        Uthman Shakr

Largo Vista/UAPC Partners               Largo Vista/UAPC Partners

Date: 11/26/99                     Date: 11/26/99

EX - 10. I
CONTRACT
MEKONG PETROLEUM JOINT VENTURE CO., LTD. (PETROMEKONG)
DEC 18, 1999


                                 CONTRACT




Ref. No. PetroMekong- United Arab /004- 1999
Date. Dec 18th, 1999
Can Tho City, Vietnam

This contract (Reference number PetroMekong- United Arab /004- 1999) made between: Mekong Petroleum Joint Venture Co., Ltd. (hereinafter called the "Buyer") and United Arab Petroleum Corporation (hereinafter called the "Seller".

This Contract witnesseth as follows:

1. Buyer:

Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG)
204 Tran Phu Street, Can Tho city, Vietnam,

2. Se11er:

United Arab Petroleum Corporation
4336 Covington Hwy, Suite 107 Decatur Georgia 30035
Te1 (404) 691 7580
Fax: (404) 696.8683
Account Number:

3. Product: Gasoil 1% Su1phur and unleaded Mogas 92 Ron

4 Quality:

Base on shore tank or ship's composite at loadport with specifications as follows: Gasoil 1% sulphur

                               Item        Guarantee    Method
  -                            Specific Gravity 60/60 DF 0 82 - 0.86  ASTM
D-1298
  -                            Viscosity, Kin Cst 40 DC 1.80 - 5.00   ASTM
D-445
  -                            Plash Point (P.M.C.C), DC Min 60  ASTM D-93
  -                            Water and Sediment, % vol.  Max 0.05   ASTM
D-2709
  -                            Ash Content Max 0.01     ASTM D-482
  -                            Carbon Residue, % wt     Max 0.05 ASTM D-189
  -                            Cetane Index             Min 48   ASTM D-976
  -                            Distillation 90 %, DC    Max 370  ASTM D-86

                                         Sulphur Content, % wt   Max 1.0
ASTM D-4294
                                         Copper Strip Corrosion  Max No 1
ASTM D-130
                                         Pour Point, DC     Max 9     ASTM
D-97
                                         Colour ASTMMax 2.0 ASTM D-1500

Mosgas 92

                               Item        Guarantee    Method
-                           Octane number RON  Min 92  ASTM D-2699
- Lead contant, g/l         Max 0.013    ASTM D-3341
- Distillation 10 pct. D.C. Max 70       ASTM D-86
                            Distillation 50 pct. D.C.  Max 120
                            Distillation 90 pct. D.C.  Max 190
                            FBP. D.C.    Max 210
                            Residue, pct.Vol. Max 2.0
                            Dry Vapor Pressure at 37.8 D.C., KPA 43-80
ASTM D-5191
                            Sulfer Content, pct wtMax 0.15  ASTM D-1266
                            Existent Gum mg/ 100 mlMax 4    ASTM D-381
                            Induction period, min (s)  Min 240   ASTM D-525
                            Copper Strip Corrision 3 hrs at 50 D.C.   Max
No 1                        ASTM D-130
                            Colour       UndyedVisual
                            Density at 15 deg,c0.7 - 0.74



  5.Quantity: 2600 MT gasoil 1% sulphur and 3000MT mogas 92 plus/minus 10% at Seller's option.

6. Quantity and Quality Determination:

Quantity and quality shall be determined by mutually independent inspector named SGS, Veritas.
Cost and expenses of such inspection at loadport shall be the Seller's account, inspection result shall be final and binding upon both the Seller and the Buyer.

7. Delivery:

Product shall be delivered CFR one safe mooring, at Thieng Lieng, Vung Tau, Vietnam during 27th Dec, 99 to 30th, Dec. 99. Cargo will be discharged by ship-to-ship transfer at
Thieng Lieng, Vietnam .

8. Price: CFR Thieng Lieng Port

The fix price (CFR) is USD 166/MT of gasoil 1% Sulphur (US dollars one hundred and sixty six per metric ton); USD 188/MT of mogas 92 (US dollars one hundred and eighty eight per metric ton)

Price shall be quoted up to three (3) decimal points with normal arithmetic rules of rounded off to apply.

9. PAYMENT.

9.1 In U.S. dollar for full invoice value by Irrevocable Letter of Credit issued by Vietcombank Can Tho, VietNam payable 30 (thirty) days from actual shipment reveiving date at discharging port without withhold, deduction, discount, counterclaim or offset of any kind against presentation of Seller's invoice and usual shipping documents.

All Banking charges at the Buyer's banking for the Buyer's account and at the seller's bank for the seller's account.

If the due date falls on Saturday or banking holiday other than Monday in New York, payment shall be made on the immediately preceding banking day. If due date falls on Sunday or Banking Holiday on Monday in New York, payment shall be made on the immediately following day.

9. 2 The payment shall be made when and only when these shipping documents are available.

9.2-1     Documents for VietComBank Branch in Cantho (for payment):


                     Document(s) Pieces Type

                               Clean on board B/L marked "Freight     03
2 Originals, 1 copy
                               repaied ".
                               Signed Commercial Invoice    03   2
Originals, 1 copy

Manifest                       02    1 Original, 1 copy

Certificate of Origin            03 1 Originals, 2 copy
  -            Certificate of Quantity (at loadport)02 1 Originals, 1 copy
  -            Certificate of Quality (at load,port)02 1 Originals, 1 copy
  -                        Ullage report     021 Originals, 1 copy
  -                    Time sheet/ time log, 021 Originals, 1 copy
  -                Master's receipt of documents   02  1 Originals, 1 copy
  -                 Master's receipt of samples    02  1 Originals, 1 copy
              Ship tanks' inspection report or dry and 02   1 Originals, 1
copy
                cleanliness certificate of loadport.
  -                  Beneficiary's certificate.    01  Copy
  -                       Shipping advise    01Original


9-2-2 Documents to be presented to the Buyer (for custom clearance):

                         Document(s)              Pieces    Type

  -                              Clean on board B/L marked "Freight   03
1 Originals, 2 copy
                                 repaied".
  -                              Signed Commercial Invoice. 03   l
Originals, 2 copy
  -                              Manifest.        02   Copy
  -                              Certificate of Origin 02   1 original, 1
copy
  -                              Certificate of Quantity (at loadport)
01                               Copy
  -                              Certificate of Quality (at loadport) 01
Copy
  -                              Ullage report    02   Copy
  -                              Time sheet/Time log   02   Copy
  -                              Master's receipt of documents   01   Copy
  -                              Master's receipt of samples     01   Copy
  -                              Ship tanks' inspection report or dry or
01                               Copy
                                 cleanliness certificate of loadport.
                                 Beneficiary's certificate  01   Copy
  -                              Shipping advise. 01   Copy

The documents for custom clearance are sent by fax to the Buyer before the discharging. One set of originals (original B/L, original invoice and the other copy shipping documents) is sent directly to the Buyer through the Vessel's Master.


10. LAYTIMF, AND DEMURRAGE:

10.1 . Laytime at discharge places is 40 (forty) hrs. SHINC Laytime commences 6 (six) hrs. after NOR tender or when all fast to first lightering vessel whichever occurs first and cease upon hose disconnection.

10.2. Time loss by any of the following shall not count as laytime:
- Waiting for pilot, tide, daybreak.
- Time loss by vessel or machine broke down.
- Shifting Time from anchorage to places of discharging.
- Any time losses that cause by Crew's fault.
- Time loss due stormy weather shall be counted as half laytime.

10.3. Vessel arrives before the first day of the agreed date range, laytime shall commence when 1st barge along side or 06.00 hrs on the first day of the date range whichever occurs first. If vessel arrives after the agreed date range laytime shall conmence when first barge is along side.

10.4. Demurrage rate as charter party rate or max USD 5,000 PDPR. The demurrage computation to be finalized and reconciled by Buyer and Seller within 30 (thirty) days from the date of completion of discharge.

Payment   of   demurrage  is  settled  immediately   upon   completion   if
reconciliation, or on or before 30 (thirty) days from presentation of final invoice, whichever is earlier.

11 VESSEL NOMINATION AND CONDITION:

The seller at his own costs and expenses shall arrange shipment to the discharge ports (places) instructed by the Buyer. Any vessel nominated shall satisfy the following minimum requirements:

Any vessel nominated must have P & I certificate issued by West of England P & I Club or other International P & I clubs.

Any- vessel nominated must meet the requirements stipulated in the International Safety Management Code latest issue and amendments

Vessel's age shall not exceed 20 (twenty) years. In case if vessel's age exceeds 20 years, it could be accepted by the Buyer case by case basis, and this case the price shall be discounted by US DLR.0.05/BBL.


Before loading cargo, due diligence shall be made the vessel seaworthy and in every way fit for the voyage with her tanks, values, pumps and pipelines tight, strong and in good order and conditions and with a full and efficient complement of master, officers and crew for a vessel of her type, tonnage and flag.

Seller shall by written notice inform Buyer in advance of the vessel's information such as vessel's name, class, draft' measurements, flag etc. for Buyer's verification and acceptance. A copy of' Charter Party shall be attached for Buyer's reference as well.

12. NOTICE OF SHIPMENT:

     12-1Where applicable, at least 5 (five) days prior to vessel's arrival, Seller shall advise by fax or telex ETD, ETA and cargo particulars to buyer.

     12-2.36 hours, 24 hours, 12 hours', 6 hours prior to vessel's arrival, the Seller shall ask the Vessel's Master to inform by fax or telex to the Buyer or shipping agent about ETA and other concerned information.

12-3. Seller shall, at Buyer's request, provide other information for Buyer's convenience in performing the obligations under the contract.

13. TITLE AND RISK:

Title and risk of loss contamination of the cargo shall pass form seller to Buyer as the cargo passes the Vessel's permanent flange connection of the vessel at loadport or when the cargo passes receiving vessel's manifold if loading via Ship-to-Ship operation.

14. INSURANCE

Insurance shall be for the Seller's account and responsibility.

15. FORCE MAJEURE:

Neither party shall be liable to the other for the delay or failure in performance of its obligations under this agreement and to, the extent such delay or failure in performances arise from any cause or causes beyond the reasonable control of the party affected (hereinafter referred to as "Force Majeure"), including, but not limited to act of God, acts of government or government authorities compliance with law, regulations or storm, flood or earthquake, war (declared or not), rebellion, revolution or riots, strike or lockouts.

In the event of force majeure, the party so affected shall immediately provide written notice to the other party of such date and the nature of such force majeure and the anticipated period of time during which the force majeure conditions are expected to persist


16. Law and Arbitration:

English law and arbitration in Vietnam in accordance with the Arbitration rules of the Vietnam International Arbitration Center (VIAC rules) shall be applied.

17. Ship to Ship transfers:

1n case of S-T-S operation please note as follows:

(A) The entire S-T-S operation is to be approved by the relevant port authorities in Vietnam, and will be conducted at an approved location as stipulated by them within the anchorage.

(B) Vessel Master have the right, provided with reasonable explanation, to suspend S-T-3 operation if He considers it to be unsafe and continue only after he is satisfied of the safety aspects of the operation.

(C) All risks and costs in connection with such transfers shall be Buyer's.


18.   Other Terms and Conditions:

Other terms and Conditions shall be in accordance with Incoterms 1990 for CIF sale with latest amendment.

This contract and any amendment or modification shall become effective immediately upon mutual consents between parties, which shall be evidenced conclusively by each party's execution hereof or of a written amendment or modification hereof.

In witness whereof, the parties hereto have executed this Contract by their authorized representatives as of the date first above written.


Seller                                Buyer



United Arab Petroleum Corporation               Mekong Petroleum J/V Co.,
Ltd.
Mr. Uthman Shakr                           Dr. Nguyen Thanh Hai
V.P. Operations
General Director


                                ASSIGNMENT


      THE UNDERSIGNED, hereby assigns all rights, benefits and privileges, and delegates all duties and obligations in that certain agreement by and between the undersigned and Mekong Petroleum Joint Venture Company Ltd. (Petromekong), 204 Tran Phu Street, Can Tho City, Vietnam, dated December 18, 1999, attached hereto and incorporated herein as Exhibit "A", to the Largo Vista/UAPC Partners Joint Venture established on October 12, 1999. Said assignment shall be legally binding upon the Joint Venture upon execution of the Approval below.

Uthman A. Shaker                        12/18/99
Name                               Date of Assignment

Vice President Operations
Title


All terms and conditions of the above referenced agreement are accepted and approved.




Daniel J. Mendez                        Uthman Shakr

Largo Vista/UAPC Partners               Largo Vista/UAPC Partners

Date: 12/18/99                     Date: 12/18/99